Exhibit 10.77

EXECUTION COPY

LEASE

THIS DOCUMENT SECURES FUTURE ADVANCES

Dated as of September 26, 2001

between

ADOBE SYSTEMS INCORPORATED as the Lessee,

and

SELCO SERVICE CORPORATION

(Doing Business in California as OHIO SELCO SERVICE CORPORATION)
as the Lessor.

Lease Financing of Office Tower
Located in City of San Jose, Santa Clara County, California
for Adobe Systems Incorporated

This Lease is subject to a lien in favor of the Administrative Agent on behalf of the Secured Parties. This Lease has been executed in several counterparts. To the extent, if any, that this Lease constitutes chattel paper (as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction), no lien on this Lease may be created through the transfer or possession of any counterpart other than the original counterpart containing the receipt therefor executed by the Administrative Agent, on or following the signature page hereof.

This counterpart is [not] the original counterpart.

TABLE OF CONTENTS

ARTICLE VIII

POSSESSION AND USE OF THE PROPERTY, ETC.

ARTICLE IX

MAINTENANCE AND REPAIR

ARTICLE X

MODIFICATIONS, ETC.

ARTICLE XI

DISCHARGE OF LIENS; CONDITION UPON RETURN

ARTICLE XII

PERMITTED CONTESTS; GRANTS AND RELEASES OF EASEMENTS

ARTICLE XIII

INSURANCE

ARTICLE XIV

RISK OF LOSS; CASUALTY AND
CONDEMNATION; ENVIRONMENTAL MATTERS

ARTICLE XV

TERMINATION OF LEASE

ARTICLE XVI

LEASE EVENTS OF DEFAULT

ARTICLE XVII

LESSOR'S RIGHT TO CURE

ARTICLE XVIII

PURCHASE PROVISIONS

ARTICLE XIX

PROCEDURES RELATING TO PURCHASE

ARTICLE XX

REMARKETING OPTION

ARTICLE XXI

ESTOPPEL CERTIFICATES; ACCEPTANCE
OF SURRENDER; NO MERGER OF TITLE

ARTICLE XXII

GRANT OF LIEN; FORECLOSURE OF
INTEREST; FURTHER ASSURANCES

ARTICLE XXIII

INTENT OF THE PARTIES

ARTICLE XXIV

MISCELLANEOUS

EXHIBIT

LEASE

THIS DOCUMENT SECURES FUTURE ADVANCES

THIS LEASE (this "*Lease*"), dated as of September 26, 2001, between ADOBE SYSTEMS INCORPORATED, a Delaware corporation, as Lessee (together with its permitted successors and assigns, the "*Lessee*"), and SELCO SERVICE CORPORATION, an Ohio corporation doing business in California as Ohio SELCO SERVICE CORPORATION, as Lessor (in such capacity, the "*Lessor*").

WITNESSETH:

WHEREAS, pursuant to the Participation Agreement dated as of the date hereof (as amended, modified, restated or supplemented from time to time, the "*Participation Agreement*"), among the Lessee, as Lessee and as Construction Agent, the Lessor, the Note Purchaser described therein, and KeyBank National Association, as Administrative Agent for the Participants, the Note Purchaser and the Lessor have agreed to finance the construction of the Improvements on the Land;

WHEREAS, on the Closing Date the Lessor will enter into the Ground Lease with the Ground Lessor, pursuant to which the Ground Lessor shall lease to the Lessor all of the Ground Lessor's right, title and interest in the Land;

WHEREAS, the Construction Agent will cause the Construction of the Improvements on the Land, which as constructed will be the property of the Lessor and will become part of the Property;

WHEREAS, the Lessor desires to lease to the Lessee, and the Lessee desires to lease from the Lessor, the Property; and

WHEREAS, the Property will be subject to the terms of this Lease;

NOW, THEREFORE, in consideration of the foregoing, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 *Definitions; Interpretation.*   Capitalized terms used but not otherwise defined in this Lease have the respective meanings specified in *Appendix A* to the Participation Agreement, and the rules of interpretation set forth in such *Appendix A* shall apply to this Lease.

ARTICLE II

LEASE

SECTION 2.1 *Acceptance and Lease of Property.*   Subject to the conditions set forth in the Participation Agreement, including without limitation the satisfaction or waiver of the conditions set forth in *Article VI* thereof, the Lessor hereby covenants and agrees to acquire and to accept pursuant to the terms of the Participation Agreement (a) delivery on the Closing Date of a leasehold interest in the Land and (b) delivery on each other Funding Date of the Improvements purchased with the Advance made on such Funding Date. The Lessor agrees that it shall, commencing on the first day of the Lease Term, demise and lease to the Lessee hereunder for the Lease Term the Lessor's interest in the Property, and the Lessee hereby agrees, expressly for the direct benefit of the Lessor, to lease from the Lessor for the Lease Term, the Lessor's interest in the Property.

SECTION 2.2 *Acceptance Procedure.*   The Lessee hereby agrees that the execution and delivery by it of this Lease shall, without further act, constitute the acceptance by the Lessee of the Property for all purposes of this Lease and the other Operative Documents on the terms set forth herein and therein, and that the Property, including all Improvements constructed or installed on the Property from time to time pursuant to this Lease, shall be deemed to be included in the leasehold estate of this Lease and shall be subject to the terms and conditions of this Lease as of the first day of the Lease Term.

SECTION 2.3 *Lease Term.*   This Lease shall be in full force and effect on the Documentation Date, and the Lease Term shall consist of the Construction Period and the Basic Lease Term. Unless otherwise specified in the Memorandum of Lease, the Basic Lease Term (the "*Basic Lease Term*") of this Lease shall begin on (and include) the Completion Date for the Property and shall end on (and include) the Expiration Date. In the event the Basic Lease Term commences on any day other than the day following the last day of the then effective Basic Rent Period, the Lessee shall pay any Break Costs associated with the early termination of the Basic Rent Period.

SECTION 2.4 *Title.*   The Property is leased to the Lessee without any representation or warranty, express or implied, by the Lessor and subject to the rights of parties in possession, the existing state of title (including, without limitation, all Liens other than Lessor Liens) and all Applicable Law. The Lessee shall in no event have any recourse against the Lessor for any defect in or exception to title to the Property other than resulting from Lessor Liens attributable to the Lessor.

ARTICLE III

PAYMENT OF RENT

SECTION 3.1 *Rent.*

(a) During the Lease Term, the Lessee shall pay Basic Rent for the Property to the Lessor on each Rent Payment Date, on any date on which accrued Basic Rent is required to be paid pursuant to the Construction Agency Agreement, on the date required under *Section 20.1(m)* in connection with the Lessee's exercise of the Remarketing Option and on any date on which this Lease shall terminate with respect to the Property.

(b) Neither the Lessee's inability or failure to take possession of all or any portion of the Property when delivered by the Lessor, nor the inability or failure of the Lessor to deliver all or any portion of the Property to the Lessee on the Closing Date or thereafter, whether or not attributable to any act or omission of the Lessee or any act or omission of the Lessor, shall delay or otherwise affect the Lessee's obligation to pay Rent for the Property in accordance with the terms of this Lease.

SECTION 3.2 *Payment of Rent.*   Rent shall be paid absolutely net to each Person entitled thereto, so that this Lease shall yield to such Person the full amount thereof, without setoff, deduction or reduction.

SECTION 3.3 *Supplemental Rent.*   The Lessee shall pay to the Lessor or any other Person entitled thereto any and all Supplemental Rent promptly as the same shall become due and payable, and if the Lessee fails to pay any Supplemental Rent, the Lessor and such other Persons shall have all rights, powers and remedies provided for herein or by law or equity or otherwise. The Lessee shall pay to the Lessor, as Supplemental Rent, among other things, (a) all rent, taxes, insurance and any other amounts payable by the Lessor as tenant under the Ground Lease, (b) on demand, to the extent permitted by Applicable Law, interest at the Default Rate (or if no rate is applicable, at a rate per annum equal to the Base Rate plus a margin of 2% per annum) on any installment of Basic Rent not paid when due for the period for which the same shall be overdue and on any payment of Supplemental Rent not paid when due or demanded by the Lessor for the period from the due date or the date of any such demand, as the case may be, until the same shall be paid and (c) on the Completion Date, an amount (to the extent not previously paid by the Lessee) equal to the aggregate amount of Cost Overrun Advances (if any) together with accrued interest and Yield thereon. The expiration or other termination of the Lessee's obligations to pay Basic Rent hereunder shall not limit or modify the obligations of the Lessee with respect to Supplemental Rent. Unless expressly provided otherwise in this Lease, in the event of any failure on the part of the Lessee to pay and discharge any Supplemental Rent as and when due, the Lessee shall also promptly pay and discharge any fine, penalty, interest or cost which may be assessed or added under any agreement to which Lessee is a party or which is authorized in writing by the Lessee with a third party for nonpayment or late payment of such Supplemental Rent, all of which shall also constitute Supplemental Rent.

SECTION 3.4 *Method of Payment.* Each payment of Rent payable by the Lessee to the Lessor under this Lease or any other Operative Document shall be made by the Lessee to the Administrative Agent as assignee of the Lessor under the Assignment of Lease, Rent and CAA (or, if all Loans and all other amounts owing to the Lenders under the Operative Documents have been paid in full and all Commitments of the Lenders have been permanently terminated, to the Lessor) prior to 2:00 P.M. (New York time), to the Account in immediately available funds consisting of lawful currency of the United States of America on the date when such payment shall be due. Payments received after 2:00 P.M. (New York time), on the date due shall for the purpose of *Section 16.1* hereof be deemed received on such day; *provided*, *however*, that for the purposes of the second sentence of *Section 3.3* hereof, such payments shall be deemed received on the next succeeding Business Day and subject to interest at the Default Rate as provided in such *Section 3.3*.

ARTICLE IV

QUIET ENJOYMENT; RIGHT TO INSPECT

SECTION 4.1 *Quiet Enjoyment.* Subject to *Sections 2.4* and *4.2*, and subject to the rights of the Lessor contained in *Article XVI* hereof and *Article V* of the Construction Agency Agreement and the other terms of the Operative Documents to which the Lessee or the Construction Agent is a party, the Lessee shall peaceably and quietly have, hold and enjoy the Property for the Lease Term, free of any claim or other action by the Lessor or anyone claiming by, through or under the Lessor (other than the Lessee) with respect to any matters arising from and after the applicable Completion Date. Such right of quiet enjoyment is independent of, and shall not affect the Lessor's rights otherwise to initiate legal action to enforce the obligations of the Lessee under this Lease.

SECTION 4.2 *Right to Inspect.* During the Lease Term, the Lessee shall upon reasonable advance written notice from the Lessor (except that no advance notice will be required after the occurrence and during the continuance of a Lease Event of Default, CAA Event of Default or Unwind Event), permit the Lessor, the Lenders, the Administrative Agent and their respective authorized representatives to inspect the Property during normal business hours, *provided*, that such inspections shall not unreasonably interfere with the Lessee's business operations at the Property.

ARTICLE V

NET LEASE, ETC

SECTION 5.1 *Net Lease.* This Lease shall constitute a net lease. Any present or future law to the contrary notwithstanding, this Lease shall not terminate, nor shall the Lessee be entitled to any abatement, suspension, deferment, reduction, setoff, counterclaim, or defense with respect to the Rent, nor shall the obligations of the Lessee hereunder be affected (except as expressly herein permitted and by performance of the obligations in connection therewith) by reason of: (a) any defect in the condition, merchantability, design, construction, quality or fitness for use of the Property or any part thereof, or the failure of the Property to comply with all Applicable Law, including any inability to occupy or use the Property or any part thereof by reason of such non-compliance; (b) any damage to, removal, abandonment, salvage, loss, contamination of or Release from, scrapping or destruction of or any requisition or taking of the Property or any part thereof, (c) any restriction, prevention or curtailment of or interference with the construction on or any use of the Property or any part thereof including eviction; (d) any defect in title to or rights to the Property or any Lien on such title or rights or on the Property (other than Lessor Liens); (e) any change, waiver, extension, indulgence or other action or omission or breach in respect of any obligation or liability of or by the Administrative Agent or any Participant; (f) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceedings relating to any Obligor, any Participant or any other Person, or any action taken with respect to this Lease by any trustee or receiver of any Obligor, any Participant or any other Person, or by any court, in any such proceeding; (g) any claim that the Lessee has or might have against any Person, including without limitation any Participant or any vendor, manufacturer, contractor of or for the Property; (h) any failure on the part of the Lessor to perform or comply with any of the terms of this Lease (other than performance by the Lessor of its obligations set forth in *Section 2.1* hereof), of any other Operative Document or of any other agreement; (i) any invalidity or unenforceability or illegality or disaffirmance of this Lease against or by the Lessee or any provision hereof or any of the other Operative Documents or any provision of any thereof, (j) the impossibility or illegality of performance by the Lessee, the Lessor or both; (k) any action by any court, administrative agency or other Governmental Authority; or (l) any other cause or circumstances whether similar or dissimilar to the foregoing and whether or not the Lessee shall have notice or knowledge of any of the foregoing. The Lessee's agreement in the preceding sentence shall not affect any claim, action or right the Lessee may have against the Lessor or any other Participant. The parties intend that the obligations of the Lessee hereunder shall be covenants and agreements that are separate and independent from any obligations of the Lessor hereunder or under any other Operative Documents and the obligations of the Lessee shall continue unaffected unless such obligations shall have been modified or terminated in accordance with an express provision of this Lease.

SECTION 5.2 *No Termination or Abatement.* The Lessee shall remain obligated under this Lease in accordance with its terms and shall not take any action to terminate, rescind or avoid this Lease (except as provided herein), notwithstanding any action for bankruptcy, insolvency, reorganization, liquidation, dissolution, or other proceeding affecting the Lessor or any Participant, or any action with respect to this Lease which may be taken by any trustee, receiver or liquidator of the Lessor or any Participant or by any court with respect to the Lessor or any Participant. The Lessee hereby waives all right to terminate or surrender this Lease (except as provided herein) or except as a consequence of a reduction in the Property Cost as a result of Casualty or Condemnation proceeds pursuant to the terms of *Section 14.3(a)* of this Lease, or as a result of a purchase of any or all of the Property pursuant to *Section 18.1* of this Lease, to avail itself of any abatement, suspension, deferment, reduction, setoff, counterclaim or defense with respect to the Property Cost. The Lessee shall remain obligated under this Lease in accordance with its terms and the Lessee hereby waives any and all rights now or hereafter conferred by statute or otherwise to modify or to avoid strict compliance with its obligations under this Lease and the Operative Documents. Notwithstanding any such statute or otherwise, the Lessee shall be bound by all of the terms and conditions contained in this Lease.

ARTICLE VI

ASSIGNMENT AND SUBLEASING BY LESSEE

SECTION 6.1 *General.* THE LESSEE SHALL NOT, WITHOUT THE PRIOR WRITTEN CONSENT OF THE ADMINISTRATIVE AGENT AND EACH PARTICIPANT (SUCH CONSENTS TO BE GIVEN OR WITHHELD IN THE SOLE DISCRETION OF THE ADMINISTRATIVE AGENT AND EACH PARTICIPANT), TRANSFER, ASSIGN OR ENCUMBER THIS LEASE OR ANY OF ITS RIGHTS OR OBLIGATIONS HEREUNDER OR SUBLEASE THE PROPERTY OR ANY PART THEREOF EXCEPT AS PERMITTED BY *SECTION 6.2*, AND ANY SUCH TRANSFER, ASSIGNMENT, ENCUMBRANCE OR SUBLEASE THAT IS NOT PERMITTED BY *SECTION 6.2* AND MADE WITHOUT SUCH WRITTEN CONSENTS THERETO SHALL BE NULL AND VOID.

SECTION 6.2 *Subletting.* During the Basic Lease Term, the Lessee may sublease the Property or any portion thereof to any Person upon no less than five (5) days prior written notice to (a) the Administrative Agent and the Lessor and (b) unless (x) the Note Purchaser shall have made a complete assignment under the Asset Purchase Agreement or (y) all of the Conduit Loans shall have been repaid in full (whether through a refinancing under *Section 11.4* of the Participation Agreement or otherwise), the

Conduit Agent; *provided, however*, that: (a) no sublease or other relinquishment of possession of the Property shall in any way discharge or diminish any of the obligations of the Lessee to the Lessor and the other Participants under this Lease and the other Operative Documents and the Lessee shall remain directly and primarily liable under this Lease and the other Operative Documents to which it is a party; (b) any sublease of the Property shall expressly be made subject to and subordinated to this Lease and to the rights of the Lessor hereunder; (c) each sublease shall expressly provide for the immediate surrender of the Property to the Lessor after notice from the Lessor to such sublessee of the occurrence of a Lease Event of Default and a request for such surrender; and (d) all such subleases shall expressly provide for automatic termination at or prior to the earlier of (i) the Expiration Date and (ii) the occurrence of a Lease Event of Default unless the Lessee shall have exercised its Purchase Option and purchased the Property pursuant to *Section 18.1*.

ARTICLE VII

LESSEE ACKNOWLEDGMENTS

SECTION 7.1 *Condition of the Property.* THE LESSEE ACKNOWLEDGES AND AGREES THAT ALTHOUGH THE LESSOR WILL OWN AND HOLD LEASEHOLD TITLE TO THE IMPROVEMENTS, THE LESSEE AND THE CONSTRUCTION AGENT ARE SOLELY RESPONSIBLE UNDER THE TERMS OF THE CONSTRUCTION AGENCY AGREEMENT FOR THE DESIGN, DEVELOPMENT, BUDGETING AND CONSTRUCTION OF THE IMPROVEMENTS AND ANY ALTERATIONS OR MODIFICATIONS. THE LESSEE FURTHER ACKNOWLEDGES AND AGREES THAT IT IS LEASING THE LAND AND THE IMPROVEMENTS CONSTRUCTED THEREON "AS IS" WITHOUT REPRESENTATION, WARRANTY OR COVENANT (EXPRESS OR IMPLIED) BY THE ADMINISTRATIVE AGENT OR ANY PARTICIPANT AND IN EACH CASE SUBJECT TO (A) THE EXISTING STATE OF TITLE (EXCLUDING LESSOR LIENS), (B) THE RIGHTS OF ANY PARTIES IN POSSESSION THEREOF, (C) ANY STATE OF FACTS WHICH AN ACCURATE SURVEY OR PHYSICAL INSPECTION MIGHT SHOW, AND (D) VIOLATIONS OF APPLICABLE LAW WHICH MAY EXIST ON THE DATE HEREOF, ON THE CLOSING DATE OR ON THE COMPLETION DATE. NEITHER THE ADMINISTRATIVE AGENT NOR ANY PARTICIPANT HAS MADE OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION, WARRANTY OR COVENANT (EXPRESS OR IMPLIED) OR SHALL BE DEEMED TO HAVE ANY LIABILITY WHATSOEVER AS TO THE TITLE (OTHER THAN FOR LESSOR LIENS ATTRIBUTABLE TO THE ADMINISTRATIVE AGENT OR SUCH PARTICIPANT, AS THE CASE MAY BE), VALUE, HABITABILITY, USE, CONDITION, DESIGN, OPERATION, OR FITNESS FOR USE OF THE PROPERTY (OR ANY PART THEREOF), OR ANY OTHER REPRESENTATION, WARRANTY OR COVENANT (EXCEPT *SECTION 4.1* HEREOF) WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE PROPERTY (OR ANY PART THEREOF) AND NEITHER THE LESSOR NOR ANY OTHER PARTICIPANT SHALL BE LIABLE FOR ANY LATENT, HIDDEN, OR PATENT DEFECT THEREIN (OTHER THAN FOR LESSOR LIENS ATTRIBUTABLE TO THE LESSOR OR SUCH OTHER PARTICIPANT) OR THE FAILURE OF THE PROPERTY, OR ANY PART THEREOF, TO COMPLY WITH ANY APPLICABLE LAW.

SECTION 7.2 *Enforcement of Warranties; No Obligation of Lessor to Repair, etc.* The Lessor hereby appoints the Lessee as the Lessor's attorney-in-fact, with full authority in the place and stead of the Lessor, to take such actions from time to time during the Lease Term so long as no CAA Default, Unwind Event or Lease Event of Default shall have occurred and be continuing, at the Lessee's sole cost and expense, as are necessary or desirable to enforce any warranty or guaranty of any Person relating to the Property. The Lessor shall under no circumstances be required to build any improvements on the Property, make any repairs, replacements, alterations or renewals of any nature or description to the Property, make any expenditure whatsoever in connection with this Lease (other than for Advances made in accordance with and pursuant to the terms of the Participation Agreement and the Construction Agency Agreement) or maintain the Property in any way. The Lessee waives any right to (a) require the Lessor to maintain, repair, or rebuild all or any part of the Property or (b) make repairs at the expense of the Lessor pursuant to any Applicable Law, Insurance Requirement, contract, agreement, or covenant, condition or restriction in effect at any time during the Lease Term.

SECTION 7.3 *No Liability of Participants, etc.* Nothing contained in this Lease shall be construed as constituting the consent or request of the Lessor, any other Participant, Affected Party, Indemnitee or other Person, expressed or implied, to or for the performance by any contractor, mechanic, laborer, materialman, supplier or vendor of any labor or services or for the furnishing of any materials for any construction, alteration, addition, repair or demolition of or to the Property or any part thereof. NOTICE IS HEREBY GIVEN THAT NEITHER THE ADMINISTRATIVE AGENT NOR ANY PARTICIPANT IS OR SHALL BE LIABLE FOR ANY LABOR, SERVICES OR MATERIALS FURNISHED OR TO BE FURNISHED TO THE LESSEE OR THE CONSTRUCTION AGENT, OR TO ANYONE HOLDING ANY INTEREST IN THE PROPERTY OR ANY PART THEREOF THROUGH OR UNDER THE LESSEE OR THE CONSTRUCTION AGENT, AND THAT NO MECHANIC'S OR OTHER LIENS FOR ANY SUCH LABOR, SERVICES OR MATERIALS SHALL ATTACH TO OR AFFECT THE INTEREST OF THE LESSOR OR ANY LENDER IN AND TO THE PROPERTY.

ARTICLE VIII

POSSESSION AND USE OF THE PROPERTY, ETC.

SECTION 8.1 *Utility Charges.* The Lessee shall pay or cause to be paid all charges for electricity, power, gas, oil, water, telephone, sanitary sewer service and all other rents and utilities used in or on the Property during the Basic Lease Term. The Lessee shall be entitled to receive any credit or refund with respect to any utility charge paid by the Lessee and the amount of any credit or refund received by the Lessor on account of any utility charges paid by the Lessee, net of the costs and expenses reasonably incurred by the Lessor in obtaining such credit or refund, shall be promptly paid over to the Lessee.

SECTION 8.2 *Possession, Use and Operation of the Property.* After the Completion Date for the Property, the Property shall be used, operated and maintained as a first class office building and in a manner consistent with this Lease and the standards applied by the Lessee for other office building similar to the Property owned or leased by the Lessee and its Affiliates. The Lessee shall pay, or cause to be paid, all charges and costs required in connection with the use of the Property as contemplated by this Lease. The Lessee shall not commit or permit any waste or abandonment of the Property or any part thereof.

SECTION 8.3 *Compliance with Applicable Laws and Insurance Requirements; Necessary Permits, etc.* Subject to the terms of *Article XII* relating to permitted contests, the Lessee, at its sole cost and expense, shall:

(a) comply in all material respects with all Applicable Law (including all Environmental Laws) relating to the Property, including the use, construction, operation, maintenance, repair and restoration thereof and the remarketing thereof pursuant to *Article XX*, whether or not compliance therewith shall require structural or extraordinary changes in the Improvements or interfere with the use and enjoyment of the Property,

(b) comply in all material respects with all Insurance Requirements (*provided* that during the Construction Period, the Lessee and Construction Agent shall be required to comply in all respects with all Insurance Requirements), and

(c) procure, maintain and comply in all material respects with all Necessary Permits, and notify the Lessor within ten (10) days of an officer of the Lessee having knowledge of any actual or pending termination or revocation of any Necessary Permit.

SECTION 8.4 *Non-discrimination Required by Ground Lease.* The Lessee herein covenants by and for itself, its heirs, executors, administrators and assigns, and all persons claiming under or through it, and this Lease is made and accepted upon and subject to the following conditions:

"That there shall be no discrimination against or segregation of any person or group of persons on account of race, color, creed, religion, sex, age, handicap, marital status, ancestry or national origin in the leasing, subleasing, transferring, use, occupancy, tenure or enjoyment of the premises herein leased, nor shall the Lessee itself, or any person claiming under or through it, establish or permit any such practice or practices of discrimination or segregation with reference to the selection, location, number, use or occupancy of tenants, lessees, subtenants, sublessees or vendees in the premises herein leased."

ARTICLE IX

MAINTENANCE AND REPAIR

SECTION 9.1 *Maintenance and Repair.* From and after the Completion Date, the Lessee, at its sole cost and expense, shall maintain the Property in good condition (ordinary wear and tear excepted) and make all necessary repairs thereto, of every kind and nature whatsoever, whether interior or exterior, ordinary or extraordinary, structural or nonstructural or foreseen or unforeseen, in each case as required by all Applicable Law and Insurance Requirements and in no event less than the standards applied by the Lessee in the operation and maintenance of facilities similar to the Property owned or leased by the Lessee or its Affiliates.

ARTICLE X

MODIFICATIONS, ETC

SECTION 10.1 *Modifications.* During the Basic Lease Term, the Lessee, at its sole cost and expense, may at any time and from time to time make alterations, renovations, improvements and additions to the Property or any part thereof and substitutions and replacements therefor (collectively, "*Modifications*"); *provided, however*, that:

(a) except for any Modification required to be made pursuant to any Applicable Law (a "*Required Modification*"), no Modification shall materially adversely affect the Fair Market Sales Value, residual value, utility or remaining useful life of the Property;

(b) such Modifications shall be (and shall be done in a manner) consistent in all material respects with the Plans and Specifications for the Property; and

(c) such Modifications shall comply with *Articles VIII* and *IX*.

All Modifications shall remain part of the realty and title thereto shall immediately vest in the Lessor and be subject to the this Lease; *provided, however*, that Modifications that (i) are not Required Modifications, (ii) were not financed by the Participants and (iii) can be removed without causing (A) material damage to the Property, (B) any diminution in the Fair Market Sales Value of the Property and (C) any diminution in the remaining useful life of the Property, shall be the property of the Lessee or other third party and may be removed by the Lessee during the Basic Lease Term and shall not be subject to this Lease. The Lessee may place upon the Property any trade fixtures, machinery, equipment, inventory or other property belonging to the Lessee or third parties and may remove the same, subject, however, to the terms of *Section 9.1*; *provided, however*, that such trade fixtures, machinery, equipment, inventory or other property can be removed without causing damage to the Property, any diminution in the Fair Market Sales Value of the Property or any diminution in the remaining useful life of the Property; *provided, further, however*, that the Lessee shall keep and maintain at the Property and shall not remove from the Property any Equipment financed or otherwise paid for by the Participants to the Participation Agreement.

ARTICLE XI

DISCHARGE OF LIENS; CONDITION UPON RETURN

SECTION 11.1 *Lessee's Obligation to Discharge Liens.* The Lessee agrees that except as otherwise provided herein and subject to the terms of *Article XII* relating to permitted contests, the Lessee shall not directly or indirectly create or allow to remain, and shall promptly discharge at its sole cost and expense, any Lien (other than any Permitted Property Lien), defect, attachment, levy, title retention agreement or claim upon the Property or any Lien, attachment, levy or claim with respect to the Rent or with respect to any amounts held by any Participant pursuant to the Operative Documents, other than Permitted Property Liens.

SECTION 11.2 *Condition Upon Return to Lessor.* The Lessee shall, upon the expiration or earlier termination of this Lease (other than as a result of the Lessee's purchase of the Property from the Lessor as provided herein), vacate and surrender the Property to the Lessor in its then-current, "AS IS" condition, without any express or implied warranty subject to the Lessee's obligations under *Sections 8.3*, *Article IX*, *10.1*, *11.1*, *14.3*, *14.4* and *Article XX*. Title to all improvements, furnishings, furniture, fixtures and any personal property of the Lessee which were not funded by the Lessor and the Lenders pursuant to the Participation Agreement, located on or about the Property whether or not affixed to the realty, shall, subject to the following sentence, be and remain the property of the Lessee throughout the Basic Lease Term, and at any time during the Basic Lease Term, may be removed by the Lessee or, at the Lessee's election surrendered with the Property, in which event title to such surrendered property shall, if the Lessor so elects, be deemed transferred to the Lessor. Notwithstanding the foregoing, any fixture constituting part of the Property which is required by Applicable Law or which cannot be removed without causing (a) material damage to the Property, (b) any diminution in the Fair Market Sales Value of the Property or (c) any diminution in the remaining useful life of the Property, shall at all times remain part of the Property.

ARTICLE XII

PERMITTED CONTESTS; GRANTS AND RELEASES OF EASEMENTS

SECTION 12.1 *Permitted Contests in Respect of Applicable Law Other Than Impositions.* Except to the extent otherwise provided in *Section 13.5(b)* of the Participation Agreement regarding Taxes and other Impositions, if, to the extent and for so long as (a) a test, challenge, appeal or proceeding for review of any Applicable Law relating to the Property shall be prosecuted diligently and in good faith in appropriate proceedings by the Lessee or (b) compliance with such Applicable Law shall have been excused or exempted by a valid nonconforming use, variance permit, waiver, extension or forbearance, the Lessee shall not be required to comply with such Applicable Law relating to the Property but only if and so long as any such test, challenge, appeal, proceeding, waiver, extension, forbearance or noncompliance shall not, in the reasonable opinion of the Lessor, the Note Purchaser and the Administrative Agent, involve (i) any risk of criminal liability being imposed on any Indemnitee or (ii) any substantial risk of (A) foreclosure, forfeiture or loss of the Property or any material part thereof, (B) the nonpayment of Rent or (C) the sale of, or the creation of any Lien (other than a Permitted Property Lien) on, any part of the Property, (D) civil liability being imposed on any Indemnitee or the Property, or (E) enjoinment of, or interference with, the use, possession or disposition of the Property in any material respect. The Lessor, at the Lessee's sole cost and expense, shall execute and deliver to the Lessee such authorizations and other documents as may reasonably be required in connection with any such permitted contest.

The Lessor will not be required to join in any proceedings pursuant to this *Section 12.1* unless a provision of any Applicable Law requires that such proceedings be brought by or in the name of the Lessor; and in that event the Lessor will join in the proceedings or permit them or any part thereof to be brought in its name if and so long as (a) the Lessee has not elected the Remarketing Option, (b) no CAA Default or Lease Default shall have occurred and be continuing and (c) the Lessee pays all related expenses of the Administrative Agent and the Indemnitees with respect to such proceedings and indemnifies the Administrative Agent and the Indemnitees with respect thereto

SECTION 12.2 *Grants and Releases of Easements; Lessor's Waivers.* Provided that no Lease Event of Default shall have occurred and be continuing, from time to time upon request of the Lessee and subject to the Lessee's prompt reimbursement of the Lessor's costs and expenses, the Lessor (as holder of record of a leasehold interest in the Property) shall execute such documents reasonably satisfactory in form (which have been prepared at Lessee's expense) to effect any of the actions set forth in clauses (a), (b), (c), (d), (e) and (f) of the following sentence, if in the Lessee's reasonable and good faith opinion such action by the Lessor is necessary or appropriate to effect such intended actions. Provided that (i) no Lease Event of Default shall have occurred and be continuing and (ii) that the same will not adversely affect the fair market sales value, performance, utility or remaining useful life of the Property; and subject to the provisions of *Articles VII*, *IX* and *X* and *Section 8.3*, the Lessor hereby consents in each instance to the following actions by the Lessee as the Lessor's agent, and the Lessor hereby appoints the Lessee the Lessor's attorney-in-fact, with full authority in the place and stead of the Lessor to take such action or actions from time to time during the Basic Lease Term, but at the Lessee's sole cost and expense: (a) the granting of easements, licenses, rights-of-way and other rights and privileges in the nature of easements reasonably necessary or desirable for the use, repair, operation or maintenance of the Property as herein provided; (b) the release of existing easements or other rights in the nature of easements which are for the benefit of the Property; (c) if required by applicable Governmental Authority in connection with the Construction, the dedication or transfer of unimproved portions of the Property for road, highway or other public purposes; (d) the execution of amendments to any covenants and restrictions; (e) the filing and processing of any and all permit applications, authorizations, entitlements, agreements with any government or regulatory agency or amendments thereof, or other documents reasonably required or beneficial for construction or Modification of the Improvements, or amendments to Permitted Property Liens or governmental permits or approvals affecting the Property; and (f) the execution and filing of tract or parcel maps subdividing the Land into lots or parcels or reconfiguring existing lots or parcels; *provided*, *however*, that in each case: (i) such grant, release, dedication, transfer or amendment is, in the Lessee's judgment, reasonably necessary or beneficial in connection with the use, maintenance, alteration or improvement of the Property, (ii) such grant, release, dedication, transfer or amendment will not cause the Property or any portion thereof to fail to comply with the provisions of this Lease or any other Operative Documents and all Applicable Law (including, without limitation, all applicable zoning, planning, building and subdivision ordinances, all applicable restrictive covenants and all applicable architectural approval requirements); (iii) any and all governmental consents or approvals required prior to (or as a consequence of) such grant, release, dedication, transfer, annexation or amendment have been obtained, and any and all filings required prior to (or as a consequence of) such action have been made; (iv) the Lessee shall remain obligated under this Lease and under any instrument executed by the Lessee consenting to the assignment of the Lessor's interests in this Lease as security for indebtedness, in each such case in accordance with their terms, as though such grant, release, dedication, transfer or amendment had not been effected; (v) the Lessee shall pay and perform any obligations of the Lessor under such grant, release, dedication, transfer or amendment and (vi) such grant, release, dedication, transfer or amendment will not materially adversely affect the Fair Market Sales Value, residual value, utility or remaining useful life of the Property. The Lessor acknowledges the Lessee's right to finance and to secure under the Uniform Commercial Code, inventory, furnishings, furniture, equipment, machinery, leasehold improvements and other personal property located at the Property other than Equipment, and the Lessor agrees to execute Lessor waiver forms and release of Lessor Liens in favor of any purchase money seller, lessor or lender which has financed or may finance in the future such items. Without limiting the effectiveness of the foregoing, *provided*, that no Lease Event of Default shall have occurred and be continuing, the Lessor shall, upon the request of the Lessee, and at the Lessee's sole cost and expense, execute and deliver any instruments necessary or appropriate to confirm any such grant, release, dedication, transfer, annexation or amendment to any Person permitted under this *Section 12.2* including landlord waivers with respect to any of the foregoing.

ARTICLE XIII

INSURANCE

SECTION 13.1 *Required Insurance.* During the Basic Lease Term, the Lessee shall, at its own expense, maintain insurance as set forth herein.

(a) *Commercial General Liability Insurance.* During the Basic Lease Term, the Lessee shall procure and carry or cause to be procured and carried, at the Lessee's sole cost and expense, commercial general liability insurance (including for bodily injuries or death sustained by persons and damage to property) and such other public liability coverages as are ordinarily procured by the Lessee and its Affiliates with respect to similar facilities. The terms and amounts of such liability insurance shall be consistent with normal industry practice, but in any event not less than the scope and amount of coverage as are ordinarily procured by the Lessee and its Affiliates with respect to office buildings similar to the Property; *provided*, *however*, that such coverage shall be in an amount of at least $10,000,000 combined single limit per occurrence and in the aggregate, as applicable. In no event may the coverage described in this clause (a) be provided on claims-made (as opposed to an occurrence) coverage form.

(b) *Property Insurance.* During the Basic Lease Term, the Lessee shall obtain, and keep in full force and effect, a policy or policies of property insurance insuring the Property for the full replacement cost thereof (without depreciation) against physical damage to the Improvements caused by perils now or hereafter defined in an "all risks" insurance policy, including but not limited to fire, lightning, windstorm, hail, explosion, riot and civil commotion, vandalism and malicious mischief, and smoke, with coverage for flood and earthquake to the extent available on commercially reasonable terms for the Lessee. All such policies shall be in form and substance reasonably satisfactory to the Lessor.

(c) *Worker's Compensation and Employers' Liability Insurance.* During the Basic Lease Term, the Lessee shall (i) maintain workers' compensation insurance as required by the State of California, and (ii) maintain employer's liability insurance with a $1,000,000 minimum limit per accident and a $1,000,000 minimum limit for excess liability.

(d) *Automobile Liability Insurance.* During the Basic Lease Term, the Lessee shall maintain automobile liability insurance against claims for personal injury (including bodily injury and death) and property damage covering all owned, leased, non-owned and hired vehicles, including loading and unloading, with a $1,000,000 minimum limit per occurrence.

SECTION 13.2 *Deductibles; Insurance Providers; Coverage and Endorsements; Confirmation of Insurance, etc*

(a) *Deductibles.* The insurance required to be obtained by the Lessee under this *Article XIII* may be subject to such reasonable deductible amounts as is consistent with the Lessee's or its Affiliates practice for other properties similar to the Property owned or leased by the Lessee or the Affiliates of the Lessee, and may be carried under blanket policies maintained by or on behalf of the Lessee so long as such policies otherwise comply with the provisions of this *Article XIII*; *provided*, *however*, that no deductible under any policy required hereunder shall, without the consent of the Lessor and the Required Lenders, exceed (i) $100,000 per occurrence for property insurance (other than coverage for earthquake and flood) or (ii) $100,000 for commercial general liability insurance.

(b) *Insurance Providers.* All insurance required to be carried pursuant to the requirements of this *Article XIII* shall be written by reputable insurance companies authorized to do business in the

State of California that are financially sound and solvent and otherwise reasonably appropriate considering the amount and type of insurance being provided by such companies. Any insurance company selected by the Lessee which is rated in Best's Insurance Guide or any successor thereto (or if there be none, an organization having a similar national reputation) shall have a general policyholder rating of "A-" and a financial rating of at least "IX" or, if not rated in Best's Insurance Guide, an S&P rating of BBB or better, or be otherwise reasonably acceptable to the Lessor and the Administrative Agent.

(c) *Endorsements.* All insurance required to be carried or arranged for by the Lessee pursuant to the requirements of *Section 13.1* shall provide in the policy or by special endorsement that:

(i) in the case of insurance required by *Section 13.1(a)* or *13.1(d)*, the Administrative Agent and each Participant are included as additional insureds;

(ii) in the case of insurance required by *Section 13.1(b)*, the Lessor is named as loss payee, each Participant is named as its interest may appear, and such insurance shall include a standard form mortgagee endorsement in favor of the Administrative Agent on behalf of the Lenders;

(iii) the insurer thereunder waives all rights of subrogation against the Administrative Agent and each Participant;

(iv) such insurance shall be primary and shall apply to any loss or claim before any contribution of any other insurance carried by or on behalf of the Lessor;

(v) the respective interests of the Administrative Agent and the Participants shall not be invalidated or reduced by any act or omission (including breach or violation of any warranty, declaration or condition contained in such policies by the Lessee, the Construction Agent or any other Person) or negligence of the Lessee or the Construction Agent or any other Person;

(vi) if the insurers cancel such insurance for any reason whatsoever or any materially adverse change is made in policy terms or conditions, such cancellation or change shall not be effective as to the Administrative Agent and the Participants for thirty (30) days after receipt by the Lessor, the Administrative Agent and the Participants of written notice from such insurers of such cancellation or change; and if such insurance is allowed to lapse for nonpayment of premium, such lapse shall not be effective as to the Administrative Agent and the Participants for ten (10) days after receipt by the Lessor, the Administrative Agent and the Participants of written notice from such insurers of such lapse; and

(vii) with respect to all liability insurance, in as much as the policies are written to cover more than one insured, all terms, conditions, insuring agreements and endorsements, with the exception of the limits of liability, shall operate in the same manner as if there were a separate policy covering each insured, and such policies shall be endorsed to provide a severability of interest or cross liability clause.

(d) *Additional Insurance.* Any additional insurance obtained by the Lessee or the Lessor shall provide that it shall not limit the insurance described in *Sections 13.1(a)*, *13.1(b)* or *13(d)* or increase the amount of any premium payable with respect to any such insurance. The proceeds of any additional insurance will be for the account of the party maintaining such additional insurance.

(e) *Payment of Premiums.* The Lessee shall pay or cause to be paid all premiums for the insurance required hereunder. The Lessee shall renew or replace, or cause to be renewed or replaced, each insurance policy required hereunder prior to the expiration date thereof.

(f) *Confirmation of Insurance.* On the Completion Date and promptly (but in any event within thirty (30) days) after (i) the renewal of each insurance policy required hereunder, (ii) the issuance of any additional policies or amendments or supplements to any of such policies or (iii) the issuance of any such insurance the Lessee shall provide the Lessor certificates of insurance evidencing the existence of all insurance then required to be maintained by the Lessee pursuant to this *Article XIII*. In addition, the Lessee shall provide the Lessor with written notice thirty (30) days prior to the expiration of any insurance policy required to be maintained pursuant to the terms of this Lease.

ARTICLE XIV

RISK OF LOSS; CASUALTY AND CONDEMNATION; ENVIRONMENTAL MATTERS

SECTION 14.1 *Risk of Loss.*

(a) *Construction Period.* Subject to the provisions of this *Article XIV*, during the Construction Period, to the extent arising as a result of any Lessee Party's actions or failures to act, the risk of loss of or decrease in the enjoyment and beneficial use of the Property as a result of the damage or destruction thereof by fire, the elements, casualties, thefts, riots, wars or otherwise is assumed by the Lessee. In addition, during the Construction Period, so long as no CAA Default or Lease Default shall have occurred, and to the extent not arising as a result of a Full Recourse Event, the risk of loss of or decrease in the enjoyment and beneficial use of the Property arising solely as a result of (i) an Unwind Event (the occurrence of which shall have been finally determined and not subject to appeal) or (ii) an Event of Loss, shall be borne by the Lessor; *provided*, *however*, that (A) in the case of any Unwind Event, the Lessor shall be entitled to receive the Construction Recourse Amount from the Lessee and (B) in either case, the Lessor shall be entitled to receive all amounts recoverable from the Property (including through any reletting and/or sale of the Property or any part thereof) and all awards, compensation and insurance proceeds payable in connection with any Casualty, Condemnation or Force Majeure Event affecting the Property. Notwithstanding the foregoing, if the Lessee chooses to exercise the Purchase Option after the occurrence of such an Unwind Event or Event of Loss, the Lessor shall be entitled to receive the full Purchase Price from the Lessee pursuant to *Section 6.1* or *6.2* (as applicable) of the Construction Agency Agreement.

(b) *Basic Lease Term.* During the Basic Lease Term, and under all circumstances during the entire Lease Term upon the occurrence and continuance of a Lease Default or to the extent arising as a result of a Full Recourse Event, the risk of loss of or decrease in the enjoyment and beneficial use of the Property as a result of the damage or destruction thereof by fire, the elements, casualties, thefts, riots, wars or other acts of God, taking, destruction, confiscation, requisition or commandeering, partial or complete, of or to the Property and/or any part thereof, however caused or occasioned, shall be borne by the Lessee until the Property has been returned to the Lessor in accordance with the provisions of this Lease or has been purchased by the Lessee or another Person in accordance with the provisions of this Lease. The Lessee agrees that no occurrence specified in the preceding sentence shall impair, in whole or in part, any obligation of the Lessee under this Lease, including the obligation to pay Basic Rent and Supplemental Rent.

(c) *Participants Not Accountable to Lessee.* None of the Administrative Agent, any Participant or their respective agents, employees or contractors shall in any event be answerable or accountable to the Lessee for any loss of or decrease in the enjoyment or beneficial use of the Property, except for loss or damages arising from the gross negligence or willful misconduct of the Administrative Agent or such Participant, as the case may be.

SECTION 14.2 *Casualty and Condemnation during Construction Period.* If all or a portion of the Property is damaged or destroyed in whole or in part by a Casualty during the Construction Period or if the use, access, occupancy, easement rights or title to the Property or any part thereof, is the subject of a Condemnation during the Construction Period, then the Lessee shall comply with its obligations under Article III of the Construction Agency Agreement, and all awards, compensation, insurance payments or other amounts payable on account of any such Casualty or Condemnation shall be paid in accordance with, and subject to the provisions of, *Article III* of the Construction Agency Agreement.

SECTION 14.3 *Casualty or Condemnation during Basic Lease Term.*

(a) Subject to the provisions of this *Article XIV*, if all or a portion of the Property is damaged or destroyed in whole or in part by a Casualty during the Basic Lease Term or if the use, access, occupancy, easement rights or title to the Property or any part thereof, is the subject of a Condemnation during the Basic Lease Term, then

(i) in the case of a Casualty affecting the Property that is not an Event of Loss, any insurance proceeds payable with respect to such Casualty shall be paid directly to the Lessee (or if received by the Lessor, shall be paid over to the Lessee) for the sole purpose of reconstruction, refurbishment and repair of the Property; *provided, however*, that in the event that either (A) such reconstruction, refurbishment or repair cannot be completed prior to the end of the Basic Lease Term or (B) the Lessee shall elect not to use such proceeds for the reconstruction, refurbishment or repair of the Property, then all such insurance proceeds payable with respect to such Casualty shall be paid to the Lessor to be applied towards the payment of the Property Cost in accordance with *Section 7.2* of the Participation Agreement,

(ii) in the case of a Condemnation of any part of the Property that is not an Event of Loss, any award or compensation relating thereto shall be paid to the Lessee for the sole purpose of restoration of the Property; *provided, however*, that if such restoration cannot be completed prior to the end of the Basic Lease Term, then such award or compensation shall be paid to the Lessor to be applied towards the payment of the Property Cost in accordance with *Section 7.2* of the Participation Agreement, and

(iii) in the case of any Casualty or Condemnation that is an Event of Loss, such award or compensation shall be paid to the Lessor to be applied toward the payment of the Property Cost on the Termination Date in accordance with *Article XV*;

provided, however, that, in each case, if a Lease Event of Default shall have occurred and be continuing, such award, compensation or insurance proceeds shall be paid directly to the Lessor or, if received by the Lessee, shall be held in trust for the Lessor and the Lenders, and shall be paid by the Lessee to the Account to be distributed in accordance with *Article VII* of the Participation Agreement. At any time that a Lease Event of Default shall have occurred and be continuing, all amounts held by the Lessor, the Administrative Agent, or the Lenders on account of any award, compensation or insurance proceeds either paid directly to the Lessor, any Lender or the Administrative Agent or turned over to the Lessor, any Lender or the Administrative Agent shall at the option of the Lessor either be (i) paid to the Lessee for the repair of damage caused by such Casualty or Condemnation in accordance with clause (d) of this *Section 14.3*, or (ii) applied to the repayment of the Property Cost on the Termination Date in accordance with *Article XV*.

(b) The Lessee may appear in any proceeding or action to negotiate, prosecute, adjust or appeal any claim for any award, compensation or insurance payment on account of any such Casualty or Condemnation and shall pay all expenses thereof. At the Lessee's reasonable request, and at the Lessee's sole cost and expense, the Lessor and the Administrative Agent shall participate in any such proceeding, action, negotiation, prosecution or adjustment. The Lessor and the Lessee agree that this Lease shall control the rights of the Lessor and the Lessee in and to any such award, compensation or insurance payment.

(c) If the Lessor or the Lessee shall receive notice of a Casualty or of an actual, pending or threatened Condemnation of the Property or any interest therein, the Lessor or the Lessee, as the case may be, shall give notice thereof to the other and to the Administrative Agent promptly after the receipt of such notice.

(d) If pursuant to this *Section 14.3* and *Section 15.1*, this Lease shall continue in full force and effect following a Casualty or Condemnation with respect to the Property, the Lessee shall, at its sole cost and expense (and, without limitation, if any award, compensation or insurance payment is not sufficient to restore the Property in accordance with this clause (d), the Lessee shall pay the shortfall), promptly and diligently repair any damage to the Property caused by such Casualty or Condemnation in conformity with the requirements of *Sections 8.3* and *9.1*, to restore the Property to substantially the same condition, operative value and useful life as existed immediately prior to such Casualty or Condemnation; *provided, however*, that, during the Construction Period, the Lessee shall not be required to expend its own funds for such purpose unless the applicable Casualty or Condemnation arose as a result of a Full Recourse Event. In such event, title to the Property shall remain with the Lessor subject to the terms of this Lease. Upon completion of such restoration, the Lessee shall furnish to the Lessor (which, in turn, shall furnish to the Administrative Agent) an architect's certificate of substantial completion and an Authorized Officer's Certificate confirming that such restoration has been completed pursuant to this Lease.

(e) In no event shall a Casualty or Condemnation affect the Lessee's obligations to pay Rent pursuant to *Section 3.1* or to perform its obligations and pay any amounts due on the Expiration Date or pursuant to *Articles XVIII* and *XIX*.

(f) Any Excess Casualty/Condemnation Proceeds received by the Administrative Agent or any Participant in respect of a Casualty or Condemnation shall be turned over to the Lessee.

(g) The Lessee hereby agrees that its rights to terminate this Lease by reason of any Condemnation affecting all or any part of the Property are solely as set forth herein and in the other Operative Documents, and the Lessee hereby expressly waives any rights it may have under Section 1265.130 of the California Code of Civil Procedure, as in effect from time to time.

SECTION 14.4 *Environmental Matters.* Promptly upon any officer of Lessee obtaining knowledge of the existence (or the alleged existence) of an Environmental Violation with respect to the Property for which the cost of remediation or of steps to comply with applicable permits might reasonably be expected to exceed $1,000,000, the Lessee shall notify (a) the Lessor and the Administrative Agent and (b) unless (x) the Note Purchaser shall have made a complete assignment under the Asset Purchase Agreement or (y) all of the Conduit Loans shall have been repaid in full (whether through a refinancing under *Section 11.4* of the Participation Agreement or otherwise), the Conduit Agent, in writing of such Environmental Violation, providing the details thereof as well as the remedial action which the Lessee is proposing. If the Lessor does not terminate this Lease pursuant to *Section 15.1(b)*, the Lessee shall, at its sole cost and expense, promptly and diligently commence any response, clean up, remedial or other action required by Applicable Law to remove, clean up or remediate each Environmental Violation in accordance with the terms of *Section 8.3*. The Lessee shall, upon completion of remedial action by the Lessee for Environmental Violations described in the first sentence of *Section 14.2*, cause to be prepared by an environmental consultant reasonably acceptable to the Lessor a report describing such Environmental Violation and the actions taken by the Lessee (or its agents) in response to such Environmental Violation, and a statement by the consultant that such Environmental Violation has been remedied in compliance in all material respects with applicable Environmental Laws. Each Environmental Violation shall be remedied prior to the Expiration Date unless the Property has been purchased by the Lessee in accordance with *Section 18.1*. Nothing in this *Article XIV* shall reduce or limit the Lessee's obligations under *Sections 13.1, 13.2* or *13.3* of the Participation Agreement.

SECTION 14.5 *Notice of Environmental Matters.* Promptly, but in any event within thirty (30) business Days from the date any officer of the Lessee obtains knowledge thereof pursuant to written notice from any Governmental Authority, the Lessee shall provide to the Lessor and the Administrative Agent and (b) unless (x) the Note Purchaser shall have made a complete assignment under the Asset Purchase Agreement or (y) all of the Conduit Loans shall have been repaid in full (whether through a refinancing under Section 11.4 of the Participation Agreement or otherwise), the Conduit Agent, written notice of any pending or threatened claim, action or proceeding involving any Environmental Laws or any Release on or in connection with the Property. All such notices shall describe in reasonable detail the nature of the claim, action or proceeding and the Lessee's proposed response thereto. In addition, the Lessee shall provide to the Lessor, within thirty (30) business Days of receipt, copies of all material written communications with any Governmental Authority relating to any such Environmental Violation in connection with the Property. The Lessee shall also promptly provide such detailed reports of any such material environmental claims. In the event that the Lessor receives written notice of any pending or threatened claim, action or proceeding involving any Environmental Laws or any Release on or in connection with the Property, the Lessor shall promptly give notice thereof to the Lessee.

ARTICLE XV

TERMINATION OF LEASE

SECTION 15.1   *Partial Termination upon Certain Events.*   If any of the following occurs during the Basic Lease Term with respect to the Property:

(a)   an Event of Loss occurs; or

(b)   an Environmental Violation with respect to the Property occurs or is discovered the cost of remediation of which would exceed $5,000,000;

and the Lessor shall have given written notice (a "*Termination Notice*") to the Lessee that, as a consequence of such event this Lease is to be terminated, then the Lessee shall be obligated to purchase the Lessor's interest in the Property within thirty (30) days after the Lessee's receipt of the Termination Notice, by paying to the Lessor an amount equal to the Property Cost plus all accrued and unpaid Rent plus all other amounts then due and owing under the Operative Documents.

SECTION 15.2   *Termination Procedures.*   On the date of the payment by the Lessee of the Property Cost and other amounts required to be paid pursuant to *Section 15.1* (such date, the "*Termination Date*"), this Lease shall terminate (except with respect to the provisions hereof that expressly survive termination of this Lease) and, concurrent with the Lessor's receipt of such payment, the Lessor shall transfer to the Lessee (or its designee) all of the Lessor's interest in the Property in accordance with the procedures set forth in *Section 19.1*.

SECTION 15.3   *Termination of Construction Agency Agreement.*   If the Lessor shall have elected to terminate the Construction Agency Agreement in accordance with the provisions of *Section 6.3* thereof and shall have concurrently delivered to the Lessee a Termination Notice with respect to this Lease, then, on the date specified in such written notice for such termination, this Lease shall terminate (except with respect to the provisions hereof that expressly survive termination of this Lease) and all rights of the Lessee and all obligations of the Lessor under this Lease with respect to the Property shall cease.

ARTICLE XVI

LEASE EVENTS OF DEFAULT

SECTION 16.1   *Lease Events of Default.*   The occurrence of any one or more of the following events (whether such event shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall constitute a "*Lease Event of Default*":

(a)   *Non-Payment.*   The Lessee shall (i) fail to pay when due any amount of Property Cost, Purchase Price, Construction Recourse Amount, or any amount due under *Section 20.1(m)* or any Maximum Recourse Amount (including without limitation, amounts due pursuant to *Section 18.1* or *20.1(m)*), (ii) fail to pay on the Expiration Date any Basic Rent, fees or other amounts payable on the Expiration Date, or (iii) fail to pay after the same becomes due, any other Basic Rent, fees or other amounts required under the terms of this Lease or any of the other Operative Documents (including any Supplemental Rent other than Supplemental Rent referred to in clause (i) or (ii) of this *Section 16.1(a)*); or

(b) *Specific Defaults.* The Lessee or any of its Subsidiaries shall fail to observe or perform any covenant, obligation, condition or agreement set forth in *Section 9.2* or *Section 9.3* of the Participation Agreement; or the Lessee shall fail to observe or perform any of its obligations under *Section 6.4* of the Participation Agreement; or the Lessee shall fail to observe or perform any of its obligations under *Article XX* after giving notice of its election of the Remarketing Option; or any insurance required to be maintained pursuant to *Article XIII* of this Lease shall fail to be in full force and effect; or

(c) *Other Defaults.* The Lessee or any of its Subsidiaries shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Lease or the other Operative Documents (other than those described in the foregoing clauses (a) and (b) of this *Section 16.1*, which defaults shall be subject to cure periods only as set forth in such clauses) and such failure shall continue for (a) in the case of any covenant, obligation, condition or agreement contained in this Lease, thirty (30) days and (b) in the case of any covenant, obligation, condition or agreement set forth in any other Operative Document, fifteen (15) Business Days, in each case after the earlier of (i) the Lessee's written acknowledgement of such failure and (ii) the Administrative Agent's or the Lessor's written notice to the Lessee of such failure; or

(d) *Representations and Warranties.* Any written representation, warranty, certificate, information or other statement (financial or otherwise) made or furnished by the Lessee or any of its Subsidiaries to the Administrative Agent, the Lessor or any Lender in or in connection with this Lease or any of the other Operative Documents (excluding financial projections and analyst reports) shall be false, incorrect, incomplete or misleading in any material respect when made or furnished, or any financial projection furnished by the Lessee or any of its Subsidiaries shall not have been based upon reasonable assumptions or shall fail to represent, as of its date of presentation, the Lessee's and its Subsidiaries' reasonable estimates of the future performance of the Lessee and its Subsidiaries, and either:

(i) The Lessee has acknowledged that such representation, warranty, certificate, information or other statement was false, incorrect, incomplete or misleading in any material respect or the Administrative Agent, the Lessor or any Lender has delivered to the Lessee written notice to such effect and such representation, warranty, certificate, information or other statement cannot be remedied; or

(ii) Such representation, warranty, certificate, information or other statement continues to be false, incorrect, incomplete or misleading in any material respect thirty (30) days after the earlier of (A) the Lessee's written acknowledgement that such representation, warranty, certificate, information or other statement was false, incorrect, incomplete or misleading in any material respect and (B) the Administrative Agent's, the Lessor's or any Lender's written notice to the Lessee to such effect; or

(e) *Cross-Default.* (i) The Lessee or any of its Subsidiaries shall fail to make any payment on account of any Indebtedness of such Person (other than the Obligations) when due (whether at scheduled maturity, by required prepayment, upon acceleration or otherwise) and such failure shall continue beyond any period of grace provided with respect thereto, if the amount of such Indebtedness exceeds $5,000,000 or the effect of such failure is to cause, or permit the holder or holders thereof to cause, Indebtedness of the Lessee and its Subsidiaries (other than the Obligations) in an aggregate amount exceeding $5,000,000 to become redeemable, due or otherwise payable (whether at scheduled maturity, by required prepayment, upon acceleration or otherwise) and/or to be secured by cash collateral or (ii) the Lessee or any of its Subsidiaries shall otherwise fail to observe or perform any agreement, term or condition contained in any agreement or instrument relating to any Indebtedness of such Person (other than the Obligations), or any other event shall occur or condition shall exist, if the effect of such failure, event or condition is to cause, or permit the holder or holders thereof to cause, Indebtedness of the Lessee and its Subsidiaries (other than the Obligations) in an aggregate amount exceeding $5,000,000 to become redeemable, due or otherwise payable (whether at scheduled maturity, by required prepayment, upon acceleration or otherwise) and/or to be secured by cash collateral (*provided, however*, that the occurrence of any failure, event or condition described in this *clause (ii)* shall not constitute a Lease Event of Default if such failure, event or condition would not cause, or permit the holders of the relevant Indebtedness to cause, such Indebtedness to become redeemable, due or otherwise payable and/or to be secured by cash collateral but for the inclusion in the agreement or instrument governing such Indebtedness of a default provision substantially similar to Section 6.01(l) of Lessee's Credit Agreement (as in effect on the Documentation Date) specifying that the occurrence of any event having (or reasonably likely to have) a material adverse effect on the Lessee constitutes an event of default under such Indebtedness); or

(f) *Insolvency, Voluntary Proceedings.*   The Lessee or any of its Material Subsidiaries shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated in full or in part except as otherwise permitted by *Section 9.2(d)(ii)* of the Participation Agreement, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(g) *Involuntary Proceedings.*   Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Lessee or any of its Material Subsidiaries or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Lessee or any of its Material Subsidiaries or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) days of commencement; or

(h) *Judgments.*   (i) One or more judgments, orders, decrees or arbitration awards requiring the Lessee and/or its Subsidiaries to pay an aggregate amount of $10,000,000 or more (exclusive of amounts covered by insurance issued by an insurer not an Affiliate of the Lessee and otherwise satisfying the requirements set forth in *Section 9.1(d)* of the Participation Agreement) shall be rendered against the Lessee and/or any of its Subsidiaries in connection with any single or related series of transactions, incidents or circumstances and the same shall not be satisfied, vacated or stayed for a period of ten (10) consecutive days; (ii) any judgment, writ, assessment, warrant of attachment, tax lien or execution or similar process shall be issued or levied against a substantial part of the property of the Lessee and its Subsidiaries taken as a whole and the same shall not be released, stayed, vacated or otherwise dismissed within ten (10) days after issue or levy; or (iii) any other judgments, orders, decrees, arbitration awards, writs, assessments, warrants of attachment, tax liens or executions or similar processes which are rendered, issued or levied; or

(i) *Operative Documents; Liens.*   The Operative Documents, taken as a whole, shall cease to provide the Administrative Agent or the Note Purchaser the practical realization of the material rights and remedies intended to be provided thereunder or be asserted by the Lessee or any of its Subsidiaries not to be a legal, valid and binding obligation of the Lessee or any of its Subsidiaries enforceable in accordance with its terms; or any Lien granted by the Lessee or the Construction Agent under any Operative Document shall, taken as a whole, terminate or cease to be effective against the Construction Agent or the Lessee; or the Lessee or the Construction Agent shall directly contest the effectiveness, validity, binding nature or enforceability of any Lien granted, or purported to be granted, by the Lessee or the Construction Agent under any Operative Document; or

(j) *Employee Benefit Plans.* Any Reportable Event which constitutes grounds for the termination of any Employee Benefit Plan by the PBGC or for the appointment of a trustee by the PBGC to administer any Employee Benefit Plan shall occur, or any Employee Benefit Plan shall be terminated within the meaning of Title IV of ERISA or a trustee shall be appointed by the PBGC to administer any Employee Benefit Plan; or

(k) *Certain Events of Default.* Any CAA Events of Default of the type described in clause (a), (b), (h) or (i) of *Section 5.1* of the Construction Agency Agreement shall occur; or

(l) *Casualty or Condemnation.* All or a material part of the Property is destroyed or suffers an actual or constructive loss or material damage in connection with any Casualty or Condemnation, and in any such case, the Property ceases to be operational for a period beyond the Expiration Date or beyond the later of (i) one hundred eighty (180) days after the receipt of any insurance awards or condemnation proceeds in connection with such Casualty or Condemnation and (ii) three hundred sixty (360) days after the occurrence of such Casualty or Condemnation, unless, in any such case, the Lessee shall have submitted to the Lessor a plan of restoration or repair of the Property and the Lessor, in its sole discretion (after consultation with the other Participants) shall have consented to such plan of restoration or repair (*provided*, that, during the Construction Period, an event described in this clause shall not constitute a Lease Event of Default unless such event resulted from a Full Recourse Event); or

(m) *Extension of Liquidity Commitments.* The occurrence of the Original Maturity Date and, on or prior to such date, (i) the Liquidity Banks and the Note Purchaser shall have failed to extend the Original Maturity Date to the Scheduled Basic Term Termination Date pursuant to *Section 11.1(a)* of the Participation Agreement and (ii) all of the outstanding Notes shall not have been repaid or purchased by a Refinancing Lender and/or the Specified Liquidity Bank in accordance with *Section 11.4* of the Participation Agreement.

SECTION 16.2 *Remedies.* Upon the occurrence of any Lease Event of Default of the type described in clause (f) or (g) of *Section 16.1*, all Commitments shall automatically terminate and the Property Cost, together with all accrued Basic Rent, Supplemental Rent and fees and other obligations of the Lessee accrued under the Operative Documents, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Lessee. Upon the occurrence of any Lease Event of Default other than a Lease Event of Default of the type described in clause (f) or (g) of *Section 16.1*, and at any time thereafter during the continuance of such event, the Lessor may, and at the request of the Required Participants shall, by notice to the Lessee, take either or both of the following actions, at the same or different times: (a) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (b) declare the Property Cost then outstanding to be due and payable in whole (or in part in which case any portion of the Property Cost not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the Property Cost (or the portion thereof so declared to be due and payable), together with all accrued Basic Rent, Supplement Rent and all fees and other obligations of the Lessee accrued under the Operative Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Lessee.

In addition, upon the occurrence of any Lease Event of Default and at any time thereafter so long as such Lease Event of Default is continuing, the Lessor may, and at the request of the Required Participants shall, do one or more of the following (and in such order) as the Lessor or the Required Participants in its (or their) sole discretion shall determine, without limiting any other right or remedy the Lessor may have on account of such Lease Event of Default (including, without limitation, the obligation of the Lessee to purchase the Property as set forth in *Section 18.3*):

(a) The Lessor may, by notice to the Lessee, rescind or terminate this Lease as to any part of the Property or all of the Property and/or terminate the Construction Agency Agreement, in each case, as of the date specified in such notice; *provided, however* (i) no reletting, reentry or taking of possession of the Property (or any portion thereof) by the Lessor will be construed as an election on the Lessor's part to terminate this Lease unless a written notice of such intention is given to the Lessee, (ii) notwithstanding any reletting, reentry or taking of possession, the Lessor may at any time thereafter elect to terminate this Lease for a continuing Lease Event of Default and (iii) no act or thing done by the Lessor or any of its agents, representatives or employees and no agreement accepting a surrender of the Property shall be valid unless the same be made in writing and executed by the Lessor;

(b) The Lessor may (i) demand that the Lessee, and the Lessee shall upon the written demand of the Lessor, return the Property promptly to the Lessor in the manner and condition required by, and otherwise in accordance with all of the provisions of, *Articles VII* and *IX* and *Section 8.3* hereof as if the Property were being returned at the end of the Basic Lease Term, and the Lessor shall not be liable for the reimbursement of the Lessee for any costs and expenses incurred by the Lessee in connection therewith and (ii) without prejudice to any other remedy which the Lessor may have for possession of the Property, and to the extent and in the manner permitted by Applicable Law, enter upon the Property and take immediate possession of (to the exclusion of the Lessee) the Property or any part thereof and expel or remove the Lessee and any other Person who may be occupying the Property, by summary proceedings or otherwise, all without liability to the Lessee for or by reason of such entry or taking of possession, whether for the restoration of damage to property caused by such taking or otherwise and, in addition to the Lessor's other damages, the Lessee shall be responsible for all costs and expenses incurred by the Administrative Agent, the Lessor and/or the Lenders in connection with any reletting, including, without limitation, reasonable brokers' fees and all costs of any alterations or repairs made by the Administrative Agent, the Lessor or any Lender;

(c) As more fully set forth in the Lessor Mortgage, the Lessor may sell all or any part of the Property at public or private sale, as the Lessor may determine;

(d) The Lessor may, at its option, elect not to terminate this Lease and continue to collect all Basic Rent, Supplemental Rent, and all other amounts due to the Lessor (together with all costs of collection) and enforce the Lessee's obligations under this Lease as and when the same become due, or are to be performed, and at the option of the Lessor, upon any abandonment of the Property by the Lessee or re-entry of same by the Lessor, the Lessor may enforce, by suit or otherwise, all other covenants and conditions hereof to be performed or complied with by the Lessee hereunder and to exercise all other remedies permitted by Applicable Law;

(e) Unless the Property has been sold in its entirety, the Lessor may, whether or not the Lessor shall have exercised or shall thereafter at any time exercise any of its rights under clause (b), (c) or (d) of this *Section 16.2* with respect to the Property or any portions thereof, demand, by written notice to the Lessee specifying a date (a "*Termination Date*") not earlier than five (5) business Days after the date of such notice, that the Lessee purchase the Property on such Termination Date for a price equal to the Property Cost plus all accrued and unpaid Basic Rent and all other amounts due and owing under the Operative Documents in accordance with the provisions of *Section 18.1* (notwithstanding clauses (a) and (c) of such Section);

(f) The Lessor may exercise any other right or remedy that may be available to it under Applicable Law, including any and all rights or remedies under the Security Documents, or proceed by appropriate court action (legal or equitable) to enforce the terms hereof or to recover damages for the breach hereof. Separate suits may be brought to collect any such damages for any period(s), and such suits shall not in any manner prejudice the Lessor's right to collect any such damages for any subsequent period(s), or the Lessor may defer any such suit until after the expiration of the Basic Lease Term, in which event such suit shall be deemed not to have accrued until the expiration of the Basic Lease Term;

(g) The Lessor may retain and apply against the Property Cost and all other amounts due and owing by the Lessee under the Operative Documents all sums which the Lessor would, absent such Lease Event of Default, be required to pay to, or turn over to, the Lessee pursuant to the terms of this Lease and upon payment in full of the Property Cost plus all accrued and unpaid Basic Rent and all other amounts due and owing under the Operative Documents from such sums, the Property shall be conveyed to Lessee in accordance with *Section 19.1* of this Lease;

(h) If a Lease Event of Default shall have occurred and be continuing, the Lessor, to the extent permitted by Applicable Law, as a matter of right and with notice to the Lessee, shall have the right to apply to any court having jurisdiction to appoint a receiver or receivers of the Property, and the Lessee hereby irrevocably consents to any such appointment. Any such receiver(s) shall have all of the usual powers and duties of receivers in like or similar cases and all of the powers and duties of the Lessor in case of entry, and shall continue as such and exercise such powers until the date of confirmation of the sale of the Property unless such receivership is sooner terminated;

(i) To the maximum extent permitted by law, the Lessee hereby waives the benefit of any appraisement, valuation, stay, extension, reinstatement and redemption laws now or hereafter in force and all rights of marshaling in the event of any sale of the Property or any interest therein;

(j) By notice to the Lessee after the occurrence and during the continuance of a Lease Event of Default or CAA Event of Default, the Lessor may terminate the Lessee's right to possession of the Property. A notice given in connection with unlawful detainer proceedings specifying a time within which to cure a default shall terminate the Lessee's right to possession if the Lessee fails to cure the default within the time specified in the notice. Upon termination of the Lessee's right to possession and without further demand or notice, the Lessee shall surrender possession and vacate the Property and deliver possession thereof, and the Lessor may re-enter the Property and remove any persons in possession thereof. Upon such termination of the Lessee's right to possession, this Lease shall terminate and the Administrative Agent (on behalf of the Beneficiaries) may recover from the Lessee:

(i) The worth at the time of award of the unpaid Rent (including, without limitation, Basic Rent and Supplemental Rent) which had been earned at the time of termination:

(ii) The worth at the time of award of the amount by which the unpaid Rent (including, without limitation, Basic Rent and Supplemental Rent) which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided;

(iii) The worth at the time of award of the amount by which the unpaid Rent for the balance of the Lease Term (without giving effect to the early termination of this Lease) after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided;

(iv) Any other amount necessary to compensate the Lessor, its successors and assigns for all the detriment proximately caused by the Lessee's failure to perform the Lessee's obligation under the Lease or which in the ordinary, course of things would be likely to result therefrom, including, but not limited to, the costs and expenses (including without limitation, reasonable attorneys' fees, advertising costs and brokers' commissions) of recovering possession of the Property, removing persons or property therefrom, placing the Property in good order, condition, and repair, preparing and altering the Property for reletting, and all other costs and expenses of reletting; and

(v) Such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by applicable California law.

The "worth at the time of award" of the amounts referred to in clauses (i), (ii) and (iii) above, is computed by allowing interest at the Default Rate. The worth at the time of award of the amount referred to in clause (iii) above is computed by discounting such amount at the discount rate of the Federal reserve Bank of Cleveland, Ohio at the time of award plus one percent (1%).

(k) The Lessor shall be entitled to enforce payment of the indebtedness and performance of the obligations secured hereby and to exercise all rights and powers under this instrument or under any of the other Operative Documents or other agreement or any laws now or hereafter in force, notwithstanding some or all of the obligations secured hereby may now or hereafter be otherwise secured, whether by mortgage, security agreement, pledge, lien, assignment or otherwise. Neither the acceptance of this instrument nor its enforcement, shall prejudice or in any manner affect the Lessor's right to realize upon or enforce any other security now or hereafter held by the Lessor, it being agreed that the Lessor shall be entitled to enforce this instrument and any other security now or hereafter held by the Lessor in such order and manner as the Lessor may determine in its absolute discretion. No remedy herein conferred upon or reserved to the Lessor is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. Every power or remedy given by any of the Operative Documents to the Lessor or to which it may otherwise be entitled, may be exercised, concurrently or independently, from time to time and as often as may be deemed expedient by the Lessor. In no event shall the Lessor, in the exercise of the remedies provided in this instrument (including, without limitation, in connection with the assignment of rents to Lessor, or the appointment of a receiver and the entry of such receiver onto all or any part of the Property), be deemed a "*mortgagee in possession*," and the Lessor shall not in any way be made liable for any act, either of commission or omission, in connection with the exercise of such remedies.

(l) In addition to the foregoing remedies, upon the occurrence or existence of any Lease Event of Default, the Administrative Agent may exercise any other right, power or remedy available to it under any of the Operative Documents or otherwise by law, either by suit in equity or by action at law, or both.

The Lessee acknowledges and agrees that upon the declaration of a Lease Event of Default the amount due and owing by it to the Lessor hereunder shall be the Property Cost plus all other amounts then owing under the Operative Documents (including all accrued and unpaid Contingent Payments) and that, to the maximum extent permitted by law, the Lessee waives any right to contest the Property Cost plus such other amounts as the liquidated sum due upon acceleration of this instrument.

SECTION 16.3 *Excess Amounts.*   If, pursuant to the exercise by the Lessor of its remedies pursuant to this *Section 16.3*, the Property Cost, all accrued and unpaid Basic Rent and all other amounts due and owing from the Lessee under this Lease and the other Operative Documents have been paid in full, then the Lessor shall remit to the Lessee any excess amounts received by the Lessor and, at the sole cost and expense of the Lessee, return the Property to the Lessee in accordance with *Section 19.1* (and, at the request of the Lessor, the Lessee shall be obligated to accept such return of the Property). The obligation to deliver such excess to the Lessee shall survive this Lease.

SECTION 16.4 *Waiver of Certain Rights.*   Subject to the foregoing, if this Lease shall be terminated pursuant to *Section 16.2*, the Lessee waives, to the fullest extent permitted by law, (a) any notice of re-entry or the institution of legal proceedings to obtain re-entry or possession; (b) any right of redemption, re-entry or repossession except as expressly provided herein; (c) the benefit of any laws now or hereafter in force exempting property from liability for rent or for debt or limiting the Lessor with respect to the election of remedies; and (d) any other rights which might otherwise limit or modify any of the Lessor's rights or remedies under this *Article XVI*.

ARTICLE XVII

LESSOR'S RIGHT TO CURE

SECTION 17.1 *The Lessor's Right to Cure the Lessee's Lease Defaults.* The Lessor, without waiving or releasing any obligation or Lease Event of Default, may (but shall be under no obligation to) after reasonable prior written notice to the Lessee remedy any Lease Event of Default for the account and at the sole cost and expense of the Lessee, including the failure by the Lessee to maintain the insurance required by *Article XIII*, and may, to the fullest extent permitted by law, and notwithstanding any right of quiet enjoyment in favor of the Lessee, enter upon the Property after three days' prior written notice to the Lessee of such entry for such purpose and take all such action thereon as may be necessary or appropriate therefor; *provided, however*, that no prior written notice shall be required with respect to any such remedy or entry after the occurrence and during the continuance of a Lease Event of Default, CAA Default or Unwind Event. No such entry shall be deemed an eviction of the Lessee. All reasonable out-of-pocket costs and expenses so incurred (including fees and expenses of counsel), together with interest thereon at the Default Rate from the date on which such sums or expenses are paid by the Lessor, shall be paid by the Lessee to the Lessor as Supplemental Rent.

ARTICLE XVIII

PURCHASE PROVISIONS

SECTION 18.1 *Purchase of the Property.* Subject to the conditions contained herein, the Lessee shall have the irrevocable option on any Business Day to purchase all (but not less than all) of the Property at a price (the "*Purchase Price*") equal to the Property Cost outstanding on the date of such purchase, plus all accrued and unpaid Rent and all other amounts (including Break Costs (if any)) then due under the Operative Documents. The Lessee's exercise of its option pursuant to this Section 18.1 shall be subject to the following conditions:

(a) the Lessee shall have delivered a Purchase Notice to the Lessor not less than forty-five (45) days prior to such purchase, specifying the date of such purchase;

(b) the Lessee shall not have given notice of its intention to exercise the Remarketing Option; and

(c) no Lease Event of Default shall have occurred and be continuing.

If the Lessee exercises its option pursuant to this *Section 18.1* then, upon receipt by the Administrative Agent (as assignee of the Lessor) of all amounts due in connection therewith, the Lessor shall transfer to the Lessee or its designee all of the Lessor's right, title and interest in and to the Property in accordance with the procedures set forth in *Section 19.1*, such transfer to be effective as of the date specified in the Purchase Notice. The Lessee may designate, in a notice given to the Lessor not less than ten (10) business Days prior to the closing of such purchase (time being of the essence), the transferee or transferees to whom the conveyance shall be made (if other than to the Lessee), in which case such conveyance shall (subject to the terms and conditions set forth herein) be made to such designee; *provided, however*, that such designation of a transferee or transferees shall not cause the Lessee to be released, fully or partially, from any of its obligations under this Lease, including, without limitation, the obligation to pay to the Lessor the Property Cost on the date specified in the applicable Purchase Notice.

Notwithstanding the condition set forth in clause (c) of this *Section 18.1*, the Lessee may purchase the Property after the occurrence and during the continuation of a Lease Event of Default (other than a Lease Event of Default of the type described in clause (i) of *Section 16.1(a)*) in accordance with the procedures described in *Section 18.1* if the Lessee shall have given written notice of its intention to do so within ten (10) days after the occurrence of such Lease Event of Default; *provided, however*, that the Lessee shall purchase the Property and pay all amounts due in connection therewith within ten (10) days after giving such written notice. The Lessee's purchase of the Property in accordance with this *Section 18.1* shall be deemed to cure the applicable Lease Event of Default upon the receipt by the Administrative Agent (as assignee of the Lessor) of all amounts due in connection with such purchase pursuant to this *Section 18.1*.

SECTION 18.2 *Expiration Date Purchase of the Property.* Unless the Lessee shall have (a) purchased the Property pursuant to its Purchase Option under *Section 18.1* or (b) exercised the Remarketing Option pursuant to *Section 20.1* and satisfied all of the Return Conditions, then the Lessee shall purchase all (but not less than all) of the Property for the Purchase Price on the Expiration Date and, upon the Lessor's receipt of all amounts due in connection therewith, the Lessor shall transfer to the Lessee or its designee all of the Lessor's right, title and interest in and to the Property in accordance with the procedures set forth in *Section 19.1*, such transfer to be effective as of the Expiration Date. The Lessee may designate, in a notice given to the Lessor not less than ten (10) business Days prior to the Expiration Date (time being of the essence), the transferee or transferees to whom the conveyance shall be made (if other than to the Lessee), in which case such conveyance shall (subject to the terms and conditions set forth herein) be made to such designee; *provided, however*, that such designation of a transferee or transferees shall not cause the Lessee to be released, fully or partially, from any of its obligations under this Lease, including, without limitation, the obligation to pay to the Lessor the Property Cost on the Expiration Date

SECTION 18.3 *Acceleration of Purchase Obligation.* The Lessee shall be obligated to purchase for an amount equal to the Property Balance all of the interest of the Lessor in the Property (notwithstanding any prior election to exercise its Purchase Option pursuant to *Section 18.1*) automatically and without notice upon the occurrence of any Lease Event of Default described in *Section 16.1(f)* or *16.1(g)*. Any purchase under this *Section 18.3* shall be in accordance with the procedures set forth in *Section 19.1*.

ARTICLE XIX

PROCEDURES RELATING TO PURCHASE

SECTION 19.1 *Provisions Relating to the Exercise of Purchase Option or Purchase Obligation.* In connection with any termination of this Lease with respect to the Property pursuant to the terms of *Article XV* or upon the Lessor's receipt of the Property Cost and all accrued and unpaid Basic Rent and other amounts due and owing under the Operative Documents pursuant to the Lessor's exercise of remedies under *Section 16.2*, or in connection with the Lessee's purchase of the Property in accordance with *Section 18.1*, then, upon the date on which this Lease is to terminate and upon tender by the Lessee of the amounts set forth in *Article XV*, *Article XVI* or *Section 18.1*, as applicable:

(a) the Lessor shall execute and deliver to the Lessee (or to the Lessee's designee) at the Lessee's cost and expense: (i) a deed with respect to the Property and an assignment of the Ground Lease; (ii) a bill of sale with respect to the interest of the Lessor in all items of personalty or Equipment constituting part of the Property; and (iii) an assignment of the Lessor's entire interest in the Property (which shall include an assignment of all of the right, title and interest of the Lessor in and to any Casualty or Condemnation proceeds or awards with respect to the Property not previously received by the Lessor and an assignment of leases of the Property), in each containing no representations or warranties of the Lessor other than representations regarding the absence of Lessor Liens attributable to the Lessor, and in recordable form and otherwise in conformity with local custom and free and clear of the Lien of the Lessor Mortgage and any Lessor Liens;

(b) the Property shall be conveyed to the Lessee "AS IS" and in its then present physical condition; and

(c) the Lessor shall execute and deliver to Lessee and the Lessee's title insurance company an affidavit as to the Lessor's title and Lessor Liens and shall execute and deliver to Lessee a statement of termination of this Lease.

ARTICLE XX

REMARKETING OPTION

SECTION 20.1 *Option to Remarket.* Subject to the fulfillment of each of the conditions set forth in this *Section 20.1* and in *Section 20.2* (such conditions, collectively, the "*Return Conditions*"), the Lessee shall have the option (the "*Remarketing Option*") to market all (but not less than all) of the Property on behalf of the Lessor.

The Lessee's effective exercise and consummation of the Remarketing Option shall be subject to the due and timely fulfillment of each of the following provisions as to the Property as of the dates set forth below:

(a) Not later than one hundred eighty (180) days prior to the Scheduled Basic Lease Term Termination Date, the Lessee shall give to the Lessor written notice of the Lessee's exercise of the Remarketing Option, which exercise shall be irrevocable. Failure by the Lessee to give timely notice shall be deemed to be an election by the Lessee, without further act thereby, of its Purchase Option for all of the Property.

(b) Not later than ninety (90) days prior to the Scheduled Basic Lease Term Termination Date, the Lessee shall deliver to the Lessor an Environmental Audit for the Property. Such Environmental Audit shall be prepared by an environmental consultant selected by the Lessor in the Lessor's reasonable discretion and shall contain conclusions reasonably satisfactory to the Lessor as to the environmental status of the Property. If any such Environmental Audit indicates any exceptions that are required to be remediated under any Applicable Law, the Lessee shall have also delivered prior to the Scheduled Basic Lease Term Termination Date, a Phase Two environmental assessment by such environmental consultant and a written statement by such environmental consultant indicating that all such exceptions have been remedied in compliance with Applicable Law.

(c) On the date of the Lessee's notice to the Lessor of the Lessee's exercise of the Remarketing Option, no Lease Event of Default shall exist, and thereafter, no Lease Event of Default shall exist.

(d) All Modifications, restoration, rebuilding and remediation of the Property required under this Lease shall have been completed prior to the date on which the Lessor receives notice of the Lessee's intention to exercise the Remarketing Option, and, on or prior to the Expiration Date, the Property shall be in good and full operating condition (ordinary wear and tear excepted).

(e) The Property shall be free and clear of all Liens (other than Permitted Property Liens of the type described in clauses (a), (c), (g) and (h) of the definition thereof), and any Permitted Property Lien that was contested by the Lessee shall have been removed. If requested by the Lessor, all subleases of the Property shall have been terminated prior to the Expiration Date. The Lessee shall not have been excused pursuant to *Section 12.1* from complying with any Applicable Law that involved the extension of the ultimate imposition of such Applicable Law beyond the Scheduled Basic Lease Term Termination Date.

(f) All Necessary Permits and other agreements necessary for the use and operation of the Property shall be in effect and shall on the Expiration Date be assigned or transferred to the Lessor to the extent assignable or transferable.

(g) The Lessee shall permit inspection of the Property and any maintenance records relating to the Property by the Participants, the Administrative Agent and any prospective purchasers, and shall allow the Participants, the Administrative Agent and any prospective purchaser reasonable access to the Property for the purpose of inspecting the same.

(h) During the Marketing Period, the Lessee shall, as nonexclusive agent for the Lessor, use reasonable commercial efforts to sell the Lessor's interest in the Property for not less than the Fair

Market Sales Value, and shall use reasonable commercial efforts to procure bids from one or more bona fide prospective purchasers. No such purchaser shall be an Obligor or an Affiliate of any Obligor, but the Lessor and the other Participants may submit one or more bids for the Property. The Lessee shall deliver to the Lessor and the other Participants all bids for the Property received from prospective purchasers within five (5) days of the Lessee's receipt of each such bid.

(i)   The Lessee shall have obtained, at its cost and expense, all required governmental and regulatory consents and approvals and shall have made all filings as required by Applicable Law in order to carry out and complete the transfer of the Property and permit the operation of the Property by the Lessor (or any designee of the Lessor) or a third-party purchaser. As to the Lessor, any such sale shall be made on an "as is, with all faults" basis without representation or warranty by the Lessor other than the absence of Lessor Liens.

(j)   The Lessee shall pay directly, and not from the sale proceeds, all prorations and credits, whether incurred by the Lessor or the Lessee, including without limitation, the cost of all environmental reports, appraisals required under *Section 13.2* of the Participation Agreement and the Lessee's attorneys' fees, and the Lessee shall not incur Sales Costs in connection with the sale of the Property in an aggregate amount in excess of 5% of the Property Cost without the prior written consent of the Lessor.

(k)   The Lessee shall pay to the Lessor on or prior to the Expiration Date the amounts, if any, required to be paid pursuant to *Section 13.2* of the Participation Agreement.

(l)   The Net Remarketing Proceeds shall be paid directly to the Lessor and shall be distributed by the Lessor to the Administrative Agent for distribution in accordance with *Section 7.4* of the Participation Agreement.

(m) The Lessee shall pay to the Lessor (or in the case of Supplemental Rent, to the Person entitled thereto), no later than one (1) Business Day prior to the Scheduled Basic Lease Term Termination Date, an amount equal to the sum of (i) the aggregate outstanding Property Cost (after giving effect to the distribution of the Net Remarketing Proceeds pursuant to *Section 7.4* of the Participation Agreement) plus (ii) all accrued and unpaid Basic Rent and all other amounts under the Operative Documents which have accrued or will accrue prior to or as of the Scheduled Basic Lease Term Termination Date, in the type of funds specified in *Section 3.4* hereof; *provided, however*, that in no event shall the amounts paid by the Lessee pursuant to *clause (i)* of this *Section 20.1(m)* exceed the Maximum Recourse Amount.

SECTION 20.2 *Conveyance Upon Remarketing.*   If the Lessee elects the Remarketing Option then the Lessee shall, in addition to making the payment required pursuant to *Section 20.1(m)* above, at its own cost and expense, do each of the following:

(a)   on or prior to the Expiration Date, execute and deliver to the Lessor (or the Lessor's designee) or, if the Lessor has accepted any bid for the Property, to the applicable purchaser of the Property, the following: (i) a deed covering all of the Lessee's right, title and interest in, to and under the Property, containing representations and warranties of grantor to the Lessor (or such other Person) solely regarding the absence of Liens (other than Lessor Liens and the Liens of the Security Documents), (ii) a bill of sale conveying to the Lessor (or such other Person) all of the Lessee's interest "as is" in all Equipment and other personal property constituting part of the Property and (iii) an assignment of all of the Lessee's interest in the Property (which shall include an assignment of all of the Lessee's right, title and interest in and to all Necessary Permits (to the extent assignable) and all awards, compensation and insurance proceeds payable in connection with any Casualty or Condemnation affecting the Property and an assignment of all subleases relating to the Property), in each case in recordable form and otherwise in conformity with local custom and free and clear of any Liens attributable to the Obligors;

(b) on or prior to the Expiration Date, execute and deliver to the Lessor and the Lessor's title insurance company an affidavit as to the absence of any Liens (other than Permitted Property Liens of the type described in clauses (a), (b), (c), (g) and (h) of the definition thereof), and shall execute and deliver to the Lessor a statement of termination of this Lease;

(c) on or prior to the Expiration Date, vacate the Property and transfer possession of the Property to the Lessor (or its designee) or, if the Lessor has accepted any bid for the Property, to the applicable purchaser of the Property, by surrendering the same into the possession of the Lessor or such Person, as the case may be, in the condition required by *Section 20.1*, free and clear of all Liens (other than Permitted Property Liens of the type described in clauses (a), (b), (c), (g) and (h) of the definition thereof), in good condition (as modified by Modifications permitted by this Lease), ordinary wear and tear excepted, and in compliance with Applicable Law (including Environmental Laws); and

(d) for a period of up to one (1) year after the Expiration Date, cooperate reasonably with the Lessor and/or any Person designated by the Lessor to receive the Property, which cooperation shall include reasonable efforts with respect to the following, all of which the Lessee shall do on or before the Expiration Date for the Property or as soon thereafter as is reasonably practicable: providing copies of all books and records regarding the maintenance and ownership of the Property and all know-how, data and technical information relating thereto, providing a current copy of the applicable Plans and Specifications, granting or assigning all Necessary Permits (to the extent assignable) and cooperating reasonably in seeking and obtaining all necessary Governmental Action. The obligations of the Lessee under this paragraph shall survive the expiration or termination of this Lease.

If one or more of the Return Conditions shall not be fulfilled as of the applicable date for such fulfillment, then the Remarketing Option shall be null and void (whether or not it has been theretofore exercised by the Lessee), in which event all of the Lessee's rights under this *Article XX* shall immediately terminate and the Lessee shall purchase from the Lessor, and the Lessor shall convey to the Lessee in accordance with the provisions of *Section 19.1*, on the Expiration Date all of the Lessor's interest in the Property for an amount equal to the Property Balance.

SECTION 20.3 *Acceptance of Bids.*   The Lessor in its sole discretion shall decide whether to accept any bid obtained by the Lessee for the purchase of the Property, and the Lessee shall not have any right, power or authority to bind the Lessor or the Participants in connection with any proposed sale of the Property; *provided, however*, that the Lessor shall accept any all-cash bid from a bona fide purchaser (other than a prospective purchaser that is an Obligor or an Affiliate of an Obligor) that (a) has offered the highest bid for the Property and (b) is in an amount that exceeds the sum of (i) the Property Cost, *plus* (ii) all Sales Costs incurred in connection with the sale of the Property. The Lessor shall have the right, but shall be under no duty, to solicit bids, to inquire into the efforts of the Lessee to obtain bids or otherwise to take action in connection with any such sale.

SECTION 20.4 *Certain Obligations Continue.*   During the Marketing Period, the obligation of the Lessee to pay Rent with respect to the Property (including the installment of Rent due on the Expiration Date) shall continue undiminished until payment in full of the Maximum Recourse Amount and all accrued and unpaid Basic Rent and Supplemental Rent due to the Lessor with respect to the Property under the Operative Documents to which the Lessee is a party.

ARTICLE XXI

ESTOPPEL CERTIFICATES;
ACCEPTANCE OF SURRENDER; NO MERGER OF TITLE

SECTION 21.1 *Estoppel Certificates.*   At any time and from time to time upon not less than thirty (30) business Days' prior request by the Lessor or the Lessee (the "*Requesting Party*"), the other party (whichever party shall have received such request, the "*Certifying Party*") shall furnish to the Requesting Party a certificate signed by an individual having the office of vice president or higher in the Certifying Party certifying that this Lease is in full force and effect (or that this Lease is in full force and effect as modified and setting forth the modifications); the dates to which the Basic Rent and Supplemental Rent have been paid; to the best knowledge of the signer of such certificate, whether or not the Requesting Party is in default under any of its obligations hereunder (and, if so, the nature of such alleged default); and such other matters under this Lease as the Requesting Party may reasonably request. Any such certificate furnished pursuant to this *Article XXI* may be relied upon by the Requesting Party, and any existing or prospective mortgagee, purchaser or lender, and any accountant or auditor, of, from or to the Requesting Party (or any Affiliate thereof).

SECTION 21.2 *Acceptance of Surrender.* No surrender to the Lessor of this Lease or of the Property or of any part thereof or of any interest therein shall be valid or effective unless agreed to and accepted in writing by the Lessor and, prior to the repayment in full in cash of all outstanding Loans and the termination of the Commitments of the Lenders, and no act by the Lessor or any Lender or any representative or agent of the Lessor or any Lender, other than a written acceptance, shall constitute an acceptance of any such surrender.

SECTION 21.3 *No Merger of Title.* There shall be no merger of this Lease or of the leasehold estate created hereby by reason of the fact that the same Person may acquire, own or hold, directly or indirectly, in whole or in part, (a) this Lease or the leasehold estate created hereby or any interest in this Lease or such leasehold estate, (b) the fee or ground leasehold estate in the Property, except as may expressly be stated in a written instrument duly executed and delivered by the appropriate Person or (c) a beneficial interest in the Lessor.

ARTICLE XXII

GRANT OF LIEN; FORECLOSURE OF INTEREST; FURTHER ASSURANCES

SECTION 22.1 *Grant of Lien by Lessee; Foreclosure of Lessee's Interest*

(a) The Lessee (as Lessee and as Construction Agent) hereby mortgages, grants, bargains, sells, releases, confirms, conveys, assigns, transfers and sets over to FIRST AMERICAN TITLE INSURANCE COMPANY, as trustee (together with all successor trustees, the "*Trustee*") IN TRUST, WITH POWER OF SALE, for the benefit of the Lessor and each Participant, and grants to the Trustee for the benefit of the Lessor and each Participant a security interest in, and all of the Lessee's right, title and interest in and to the Property, including, without limitation, all buildings, structures and other improvements, and all fixtures and other property now or hereafter attached to or affixed to any such buildings, structures or other improvements, and any additions and alterations thereto or replacements thereof, now or hereafter built, constructed or located upon the Property, all rents, additional rents, issues, income, revenues, distributions, royalties and profits now or in the future payable in respect of the Property, together with all of the right, power and authority of the Lessee to alter, modify or change the terms, conditions and provisions of this Lease and any other lease pertaining to the Property, to consent to any request made by a tenant or landlord pursuant thereto, or to surrender, cancel or terminate the same or to accept any surrender, cancellation or termination of the same, together with all of the options, rights, powers and privileges of the Lessee under any lease pertaining to the Property, whether heretofore or hereafter existing, including, without limitation, the rights and options to purchase the Property contained in *Article XVIII* of this Lease, and all present and future right, title and interest of the Lessee in and to (i) all refunds, tax abatement agreements, rebates, reserves, deferred payments, deposits, cost savings, awards and payments of any kind due from or payable by (A) any Governmental Authority, or (B) any insurance or utility company, in each case under clause (A) or (B) above in respect of the Property, and (ii) all refunds, rebates and payments of any kind due from or payable by any Governmental Authority for any taxes, assessments, or governmental or quasi-governmental charges or levies imposed upon the Lessee in respect of the Property, and all plans and specifications, designs, drawings and other information, materials and matters heretofore or hereafter prepared relating to the Property or any construction on the Property, all proceeds (including claims and demands therefor) of the conversion, voluntary or involuntary, of any of the foregoing into cash or liquidated claims, including without limitation the proceeds of insurance and condemnation awards in respect of the Property or any portion thereof, all additional estates, rights and interests hereafter acquired by the Lessee in all or any or the Property or any portion thereof, together with all proceeds of the conversion, whether voluntary or involuntary, of any of the Property into cash or other liquid claims, including without limitation, all awards, payments or proceeds, including interest thereon, and the right to receive the same, which may be made as a result of any casualty, any exercise of the right of eminent domain or deed in lieu thereof, any injury to the Property and any defect in title in the Property or other matter insured under any policy of title insurance, together with attorney's fees, costs and disbursements incurred by the Lessor in connection with the collection of such awards, payments and proceeds, and the Lessee further grants to the Lessor, pursuant to the Uniform Commercial Code as in effect in any applicable jurisdiction, a security interest in all present and future right, title and interest of the Lessee in and to any portion of the foregoing property for which a security interest may be created under such Uniform Commercial Code.

To have and to hold the same whether now owned or held or hereafter acquired unto the Trustee, its successors-in-trust forever, IN TRUST, WITH POWER OF SALE, to secure to the Lessor the payment of Basic Rent, Supplemental Rent, Property Cost and all other sums owing to the Lessor and the other Participants under this Lease and the other Operative Documents and the performance and observance of the terms, covenants, warranties, conditions, agreements and obligations under this Lease and the other Operative Documents, together with interest thereon, and all other amounts payable by any Obligor under the Operative Documents (collectively, the "*Secured Obligations*"). If the Lessee shall pay all sums due under this Lease and the other Operative Documents when due according to the terms thereof and shall otherwise fully and properly perform and comply with all of the obligations, agreements, terms and conditions of this Lease and the other Operative Documents, then this conveyance shall become null and void.

(b) In the context of the exercise of remedies under the Operative Documents, including, without limitation, in the case of any insolvency or receivership proceedings or a petition under the Bankruptcy Code or any other applicable insolvency laws or statute of the United States of America or any State or Commonwealth thereof affecting the Lessee or the Lessor, or any enforcement or collection actions, the transactions evidenced by this Lease are loans made by the Lessor and the Lenders as unrelated third party lenders to the Lessee secured by all of the Property, all to secure such loans, effective on the date hereof to have and to hold such interests in the Property unto the Trustee for the benefit of the Lessor and its successors and assigns, forever, provided always that these presents are upon the express condition that, if all amounts due under this Lease and the other Operative Documents shall have been paid and satisfied in full, then this instrument and the estate hereby granted shall cease and become void.

(c) In the event of the occurrence of any CAA Event of Default or Lease Event of Default, then the entire unpaid balance of all sums due under this Lease and the interest accrued thereon shall, at the option of the owner thereof and without notice, immediately become due and payable for all purposes, whether or not due according to the maturity date or dates thereof; and all other indebtedness, the payment of which is secured hereby, shall likewise become due and payable. The Trustee, the Lessor and each of them are authorized prior or subsequent to the institution of any foreclosure proceedings to enter upon, or to seek the appointment of a receiver from a court of competent jurisdiction to enter upon, all or any of the Property or any part thereof and to take possession of all or any of the Property or any part thereof and exercise without interference from the

Lessee, any and all rights which the Lessee has with respect to the management, possession, operation, protection or preservation of the Property.

Upon the occurrence of any CAA Event of Default or Lease Event of Default, the Lessor shall have the power and authority, after proper notice and lapse of such time as may be required by law, to cause the Trustee to sell all or any of the Property or any portion thereof by notifying the Trustee of that election and depositing with the Trustee this instrument and receipts and evidence of expenditures made and secured hereby as the Trustee may reasonably require. Upon receipt of any such notice from the Lessor, the Trustee shall cause to be recorded, published and delivered to the Lessee such notice of default and election to sell as is then required by applicable statutory authority and by this instrument, which notice shall set forth, among other things, the nature of the breach(es) or default(s), the action(s) required to effect a cure thereof and the time period within which that cure may be effected. If no cure is effected within the statutory time limits following recordation of the notice of Default and election to sell and after notice of sale has been given as required by the above-referenced statutes, the Trustee may without further notice or demand sell and convey the Property in accordance with the above-referenced statutes. The Property may be sold as a whole or in separate lots, parcels or items and in such order as the Lessor may direct, at public auction to the highest bidder for cash in lawful money of the United States payable at the time of sale. The Trustee shall deliver to such purchaser(s) a good and sufficient deed or deeds conveying the property so sold, but without any covenant or warranty express or implied. The recitals in such deed of any matter or fact shall be conclusive proof of the truthfulness thereof. Any Person, including the Lessee, the Trustee, the Lessor or any Lender, may purchase at any sale. After deducting all costs, fees and expenses of the Lessor, the Administrative Agent and the Trustee, including costs of evidence of title in connection with any sale, the Administrative Agent shall apply the proceeds of sale, in the following order of priority, to payment of the following: (i) first, all amounts expended by or for the account of the Lessor or the Administrative Agent under the terms hereof and not then repaid, with accrued interest at the Default Rate; and (ii) second, all other amounts then due and owing hereunder including, without limitation, all Basic Rent, Supplemental Rent, the full amount of the Property Cost as of the date of sale as if this Lease had been terminated with respect to the Property under *Section 18.1* and all other amounts then payable by the Lessee under this Lease and the other Operative Documents, with the Administrative Agent having the right to apply the proceeds of sale to the amounts described above in this clause (ii) in such order, proportion and priority as the Administrative Agent and the Lessor may elect in their sole and absolute discretion. To the extent permitted by applicable statutes, the Trustee may postpone the sale of all or any portion of the Property by public announcement at the time and place of sale, and from time to time thereafter may again postpone that sale by public announcement or subsequently noticed sale, and without further notice may make such sale at the time fixed at the last postponement or may, in its discretion, give a new notice of sale. A sale of less than all of the Property or any defective or irregular sale made hereunder shall not exhaust the power of sale provided for herein, and subsequent sales may be made hereunder until all of the Secured Obligations shall have been satisfied or all of the Property shall have been sold in its entirety, without defect or irregularity. No action of the Lessor, the Administrative Agent or the Trustee based upon the provisions contained herein or contained in the applicable statutes, including, without limitation, the giving of the notice of Default and election to sell or the notice of sale, shall constitute an election of remedies which would preclude the Lessor or its assignee(s) from pursuing judicial foreclosure before a completed sale pursuant to the power of sale contained herein. The Lessor shall have the right, with the irrevocable consent of the Lessee hereby given and evidenced by the execution of this instrument, to obtain appointment of a receiver by any court of competent jurisdiction without further notice to the Lessee, which receiver shall be authorized and empowered to enter upon and take possession of any or all of the Property, including all personal property used upon or in connection with the real property herein conveyed, to let any or all of the Property, to receive all the rents, issues and profits, if any, which may be due or become due in respect to the leasing of the Property to another party ("*Property Rents*"), and apply the Property Rents after payment of all necessary charges and expenses to reduction of the Secured Obligations in such order, proportion and priority as the Lessor may elect. At the option of the Lessor, the receiver shall accomplish entry and taking possession of the Property by actual entry and possession or by notice to the Lessee. The receiver so appointed by a court of competent jurisdiction shall be empowered to issue receiver's certificates for funds advanced by the Lessor and the Lenders for the purpose of protecting the value of the Property as security for the Secured Obligations. The amounts evidenced by receiver's certificates shall bear interest at the Default Rate and may be added to the Secured Obligations if the Lessee or a junior lienholder purchases any or all of the Property at the trustee's sale. Trustee or any successor acting hereunder may resign and thereupon be discharged of the trusts hereunder upon thirty (30) days' prior written notice to the Lessor and the Administrative Agent. Regardless of whether the Trustee resigns, the Lessor may, from time to time, substitute a successor or successors to any Trustee named herein or acting hereunder in accordance with any statutory procedure for such substitution; or if the Lessor, in its sole and absolute discretion, so elects, and if permitted by law, the Lessor may substitute such successors or successors by recording, in the office of the recorder of the county or counties where the Property is located, a document executed by the Lessor and containing the name of the original Lessee and Lessor hereunder, the book and page where this instrument (or a memorandum hereof) is recorded (and/or instrument number, as applicable) and the name of the new Trustee, which instrument shall be conclusive proof of proper substitution of such successor Trustee or Trustees, who shall, without conveyance from the predecessor Trustee, succeed to the rights, powers and duties hereunder. It is acknowledged that A POWER OF SALE HAS BEEN GRANTED IN THIS INSTRUMENT; A POWER OF SALE MAY ALLOW THE LESSOR AND/OR THE ADMINISTRATIVE AGENT (AS ASSIGNEE OF THE LESSOR) TO TAKE THE PROPERTY (OR ANY PORTION THEREOF) AND SELL IT WITHOUT GOING TO COURT IN A FORECLOSURE ACTION UPON DEFAULT BY THE LESSEE UNDER THIS INSTRUMENT.

If (i) the Property shall consist of one or more parcels, whether or not contiguous and whether or not located in the same county, or (ii) in addition to this Lease and the Lessor Mortgage, the Lessor shall now or hereafter hold one or more additional mortgages, liens, deeds of trust or other security (directly or indirectly) for the Secured Obligations upon other property in the State in which the Property is located (whether or not such property is owned by the Lessor or by others) or (iii) both the circumstances described in clauses (i) and (ii) shall be true, then to the fullest extent permitted by law, the Lessor may, in its sole discretion, commence or consolidate in a single foreclosure action all foreclosure proceedings against all such collateral securing the Secured Obligations (including the Property), which action may be brought or consolidated in the courts of any county in which any of such collateral is located. The Lessee acknowledges that the right to maintain a consolidated foreclosure action is a specific inducement to the Lessor to extend the Advances, and the Lessee expressly and irrevocably waives any objections to the commencement or consolidation of the foreclosure proceedings in a single action and any objections to the laying of venue or based on the grounds of forum non conveniens which it may now or hereafter have. The Lessee further agrees that if the Lessor shall be prosecuting one or more foreclosure or other proceedings against a portion of the Property or against any collateral other than the Property, which collateral directly or indirectly secures the Secured Obligations, or if the Lessor shall have obtained a judgment of foreclosure and sale or similar judgment against such collateral, then, whether or not such proceedings are being maintained or judgments were obtained in or outside the State in which the Property is located, the Lessor may commence or continue foreclosure proceedings and exercise its other remedies granted in this Lease and the Lessor Mortgage against the Property or any part thereof and the Lessee waives any objections to the commencement or continuation of a foreclosure of this Lease and the Lessor Mortgage or exercise of any other remedies hereunder based on such other proceedings or judgments, and waives any right to seek to dismiss, stay, remove, transfer or consolidate either any action under this Lease or the Lessor Mortgage or such other proceedings on such basis. Neither the commencement nor continuation of proceedings to foreclose this Lease and the Lessor Mortgage nor the exercise of any other rights hereunder or thereunder nor the recovery of any judgment by the Lessor and/or the Administrative Agent (as assignee of the Lessor) in any such proceedings shall prejudice, limit or preclude the right of the Lessor to commence or continue one or more foreclosure or other proceedings or obtain a judgment against any other collateral (either in or outside the State in which the Property is located) which directly or indirectly secures the Secured Obligations, and the Lessee expressly waives any objections to the commencement of, continuation of, or entry of a judgment in such other proceedings or exercise of any remedies in such proceedings based upon any action or judgment connected to this Lease or the Lessor Mortgage, and the Lessee also waives any right to seek to dismiss, stay, remove, transfer or consolidate either such other proceedings or any action under this Lease or the Lessor Mortgage on such basis.

If the Lessor so elects, the Trustee may sell any personal property covered by this instrument at one or more separate sales in any manner permitted by the Uniform Commercial Code as in effect in any applicable jurisdiction. One or more exercises of the powers herein granted shall not extinguish nor exhaust such powers until all of the Property shall have been sold in its entirety or until the entire amounts evidenced and/or secured by this Lease, the Lessor Mortgage and the other Operative Documents shall have been paid in full.

(d) With respect to that portion of the Property constituting personal property, for the purpose of securing the Lessee's obligations for the repayment of the above-described Secured Obligations, (i) the Lease shall also be deemed to be a security agreement and financing statement within the meaning of Article 9 of the Uniform Commercial Code as in effect in any applicable jurisdiction; (ii) the conveyance provided for hereby shall be deemed to be a grant by the Lessee to the Lessor of a lien and security interest in all of the Lessee's present and future right, title and interest in and to such portion of the Property, including but not limited to the Lessee's leasehold estate therein and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, investments, securities or other property, whether in the form of cash, investments, securities or other property to secure such obligations, effective on the date hereof, to have and to hold such interests in the Property unto the Lessor and its successors and assigns, forever, provided always that these presents are upon the express condition that, if all amounts due under this Lease and the other Operative Documents shall have been paid and satisfied in full, then this instrument and the estate hereby granted shall cease and become void; (iii) the possession by the Lessor of notes and such other items of property as constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" for purposes of perfecting the security interest pursuant to Section 9-313 of the Uniform Commercial Code as in effect in any applicable jurisdiction; and (iv) notifications to Persons holding such property, and acknowledgments, receipts or confirmations from financial intermediaries, bankers or agents (as applicable) of the Lessee shall be deemed to have been given for the purpose of perfecting such security interest under Applicable Law.

SECTION 22.2 *Further Assurances.*   The Lessee shall, to the extent consistent with this Lease, and the Lessor shall, if so directed by the Administrative Agent, take such actions and execute, deliver, file and record such other documents, financing statements, mortgages and deeds of trust as may be necessary to ensure that, if the Lease were deemed to create a security interest in the Property in accordance with this *Article XXII*, such security interest would be deemed to be a perfected security interest with priority over all Liens (other than Permitted Property Liens) under Applicable Law and will be maintained as such throughout the Lease Term.

SECTION 22.3 *Security for Obligations.*   The security interest and mortgage and/or deed of trust created under this *Article XXII* secures the payment and performance of all Obligations now or hereafter existing under this Lease, the Participation Agreement and each other Operative Document to which the Lessee is or may become a party, whether for Basic Rent, Supplemental Rent (including obligations with respect to the payment of Property Cost, Construction Recourse Amount and amounts payable pursuant to *Section 20.1(m)*) costs, fees, expenses or otherwise.

ARTICLE XXIII

INTENT OF THE PARTIES

SECTION 23.1 *Nature of Transaction.*

(a) The parties hereto intend that, with respect to the Property and the Lease, (i) for financial accounting purposes with respect to the Lessee, (x) the Lease will be treated as an "*operating lease*" pursuant to Statement of financial Accounting standards (SFAS) No. 13, as amended, (y) the Lessor will be treated as the owner and the lessor of the Property to which it holds title and the Lessee will be treated as the lessee of the Property, (ii) for federal and all state and local income tax purposes and bankruptcy purposes, (A) the Lease will be treated as a financing arrangement, (B) the Note Purchaser and the Liquidity Banks with respect to the Loans and the Lessor with respect to the Lessor Amounts will be deemed to be lenders making loans to the Lessee in an aggregate amount equal to the Property Cost, which loans are secured, inter alia, by the Property, and (C) the Lessee under the Lease will be treated as the owner of the Property and will be entitled to all tax benefits ordinarily available to an owner of property like such Property for such tax purposes, and (iii) all risks relating to environmental matters shall be borne by the Lessee in accordance with the provisions of the Participation Agreement and the Construction Agency Agreement.

(b) The parties hereto intend that, for federal, state, local and foreign tax and regulatory purposes, the Loans and the Lessor Amounts will be indebtedness of the Lessee secured, inter alia, by the Property and the rights to payment of Rent under the Lease, and agree to the Loans and the Lessor Amounts accordingly for all such purposes.

(c) Specifically, without limiting the generality of the foregoing, the parties hereto intend and agree that in the event of any insolvency or receivership proceedings or a petition under the United States bankruptcy laws or any other applicable insolvency laws or statutes of the United States of America or any state or commonwealth thereof affecting the Lessee or any other party to the Participation Agreement or any collection actions, the transactions evidenced by the Operative Documents are loans made to the Lessee by the Lessor (using its own funds as well as funds provided by the Note Purchaser and/or the Liquidity Banks as unrelated third party lenders).

(d) The Lessor agrees that it will comply with its obligations set forth in the first sentence of *Section 13.5(e)* of the Participation Agreement.

ARTICLE XXIV

MISCELLANEOUS

SECTION 24.1 *Survival; Severability; etc.* Anything contained in this Lease to the contrary notwithstanding, all claims against and liabilities of the Lessee or the Lessor arising from events commencing prior to the expiration or earlier termination of this Lease shall survive such expiration or earlier termination. If any term or provision of this Lease or any application thereof shall be declared invalid or unenforceable, the remainder of this Lease and any other application of such term or provision shall not be affected thereby. If any right or option of the Lessee provided in this Lease, including any right or option described in *Article XIV, XV, XVIII* or *XX*, would, in the absence of the limitation imposed by this sentence, be invalid or unenforceable as being in violation of the rule against perpetuities or any other rule of law relating to the vesting of an interest in or the suspension of the power of alienation of property, then such right or option shall be exercisable only during the period which shall end twenty-one (21) years after the date of death of the last survivor of the descendants of Franklin D. Roosevelt, the former President of the United States, Henry Ford, the deceased automobile manufacturer, and John D. Rockefeller, the founder of the Standard Oil Company, known to be alive on the date of the execution, acknowledgment and delivery of this Lease.

SECTION 24.2 *Amendments and Modifications.* Subject to the requirements, restrictions and conditions set forth in the Participation Agreement, neither this Lease nor any provision hereof may be amended, waived, discharged or terminated except by an instrument in writing in recordable form signed by the Lessor and the Lessee.

SECTION 24.3 *No Waiver.* No failure by the Lessor, any Participant or the Lessee to insist upon the strict performance of any term hereof or to exercise any right, power or remedy upon a default hereunder, and no acceptance of full or partial payment of Rent during the continuance of any such default, shall constitute a waiver of any such default or of any such term. To the fullest extent permitted by law, no waiver of any default shall affect or alter this Lease, and this Lease shall continue in full force and effect with respect to any other then existing or subsequent default.

SECTION 24.4 *Notices.* All notices, demands, requests, consents, approvals and other communications hereunder shall be in writing and directed to the address described in, and deemed received in accordance with the provisions of, *Section 16.3* of the Participation Agreement.

SECTION 24.5 *Successors and Assigns.* All the terms and provisions of this Lease shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 24.6 *Headings and Table of Contents.* The headings and table of contents in this Lease are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

SECTION 24.7 *Counterparts.* This Lease may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same instrument.

SECTION 24.8 *GOVERNING LAW.* THIS LEASE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA.

SECTION 24.9 *Liability Limited.* The parties hereto agree that except as specifically set forth in this Lease or in any other Operative Document, the Lessor shall have no personal liability whatsoever to any Obligor or any other Participant or their respective successors and assigns for any claim or obligation based on or in respect of this Lease or any of the other Operative Documents or arising in any way from the transactions contemplated hereby or thereby and recourse, if any, shall be solely had against the Lessor's interest in the Property and the Collateral or from payments (other than payments of Yield and payments due to the Lessor with respect to indemnities, reimbursement of expenses or fees, in each case payable to the Lessor for its own account) received from the Obligors (it being acknowledged and agreed by each party hereto that all such personal liability of the Lessor is expressly waived and released as a condition of, and as consideration for, the delivery by the Lessor of each Operative Document to which it is a party); *provided, however*, that the Lessor shall be liable in its individual capacity (a) for its own willful misconduct or gross negligence, (b) for breach of its representations and warranties set forth in *Section 8.3* of the Participation Agreement, (c) for any Lessor Lien attributable to it, and (d) for any Tax based on or measured by any fees, commission or compensation received by it for acting as the Lessor as contemplated by the Operative Documents.

SECTION 24.10 *Original Lease.* The single executed original of this Lease marked "THIS COUNTERPART IS THE ORIGINAL EXECUTED COUNTERPART" on the signature page thereof and containing the receipt thereof of the Administrative Agent therefor on or following the signature page thereof shall be the Original Executed Counterpart of this Lease (the "*Original Executed Counterpart*"). To the extent that this Lease constitutes chattel paper, as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction, no security interest in this Lease may be created through the transfer or possession of any counterpart other than the Original Executed Counterpart.

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IN WITNESS WHEREOF, the parties have caused this Lease be duly executed and delivered as of the date first above written.

ADOBE SYSTEMS INCORPORATED
  as Lessee

By: /s/ MURRAY J. DEMO
_____

    Name: Murray J. Demo
    Title: Senior Vice President and
    Chief Executive Officer

SELCO SERVICE CORPORATION,
  as Lessor

By: /s/ DONALD C. DAVIS
_____

    Name: Donald Davis
    Title: Vice President

THIS COUNTERPART IS THE ORIGINAL EXECUTED COUNTERPART.

Receipt of this original counterpart of the foregoing Lease is hereby acknowledged as of the date hereof.

> KEYBANK NATIONAL ASSOCIATION,
> as the Administrative Agent
>
> By: /s/ THOMAS A. CRANDELL
> _____
> Name: Thomas A. Crandell
> Title: Senior Vice President